SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-2664

E-MAIL ADDRESS
TCRIDER@STBLAW.COM

VIA FEDEX

September 7, 2007

SUPPL


07026957

Mr. Elliot Staffen
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Inversiones Aguas Metropolitanas S.A. (82-35046) Furnishes Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Dear Mr. Staffen,

On behalf of our client, Inversiones Aguas Metropolitanas S.A. (the "Company"), and pursuant to Rule 12g3-2b (the "Rule") under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), we are furnishing the following information:

1. English translation of letter to the *Superintendencia de Valores y Seguros* (the Chilean Securities and Insurance Superintendency, or SVS), dated August 14, 2007, attaching information in compliance with Circular No. 1696 relating to the investment of pension funds in publicly offered securities of corporations;

2. English translation of Appendixes A and B containing information in compliance with Circular 1696, relating to the investment of pension funds in publicly offered securities of corporations;

3. English translation of the Company's consolidated financial statements for the period ended June 30, 2007, filed with the SVS;

4. English translation of Company's unconsolidated financial statements for the period ended June 30, 2007, filed with the SVS;

5. English translation of letter to the SVS, dated August 3, 2007, relating to information required by Circular 1246 of the SVS; and

dlw 9/26

6. English translation of letter to the SVS relating to the resignation of one of the Company's alternate directors.

The information and documents enclosed with this letter are being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (212-455-2664) if you have any questions or require any further information.

Sincerely,



S. Todd Crider

Enclosures

cc: Deneb Schiele

Inversiones Aguas Metropolitanas S.A.
Information Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

English translation of letter to the *Superintendencia de Valores y Seguros* (the Chilean Securities and Insurance Superintendency, or SVS), dated August 14, 2007, attaching information in compliance with Circular No. 1696 relating to the investment of pension funds in publicly offered securities of corporations 1

English translation of Appendixes A and B containing information in compliance with Circular 1696, relating to the investment of pension funds in publicly offered securities of corporations 2

English translation of the Company's consolidated financial statements for the period ended June 30, 2007, filed with the SVS 3

English translation of Company's unconsolidated financial statements for the period ended June 30, 2007, filed with the SVS 4

English translation of letter to the SVS, dated August 3, 2007, relating to information required by Circular 1246 of the SVS 5

English translation of letter to the SVS relating to the resignation of one of the Company's alternate directors 6

File No. 82-35046



Santiago, August 14, 2007

REF. : INFORMATION CIRCULAR N° 1696

Mr
Superintendent of Securities and Insurance
Santiago

Dear Sir,

We enclose the information requested in this Circular in the pre-established format, with the information relating to the closing of the consolidated financial statements for the year ended June 30, 2007, of Inversiones Aguas Metropolitanas S.A.

Yours sincerely,

Marta Colet Gonzalo
Chief Executive Officer

File No. 82-35046



APPENDIX A

1.0 INSCRIPTION ON STOCK EXCHANGE

1.1 Inscribed in some Stock Exchange (YES/NO)	Yes
1.2 Stock exchanges inscribed in	Santiago Stock Exchange
	Chilean Electronic Exchange

2.0 CONTROLLER OF THE COMPANY

2.1 Company has a controller? (YES/NO)	Yes
2.2 Effective participation	56.6%

2.3 Detail of effective particiaption

Tax No.	Name	Percentage
77.329.730-4	Inversiones Aguas del Gran Santiago S.A.	56.60%

3.0 STATUTORY PROVISIONS

3.1 Company subject to provisions of Chapter XII of Lae 3,500 (YES/NO)	NO
3.2 Maximum permitted concentration according to bylaws	

4.0 COMPLIANCE WITH CONDITIONS ESTABLISHED IN CLAUSE 112 OF DECREEE LAW 3,500

4.1 Condition related to maximum concentration (YES/NO)	
4.2 Condition related to shareholdings of minority shareholders	

4.3 Condition related to dispersion of share ownership

4.3.1 Number of shareholders	
4.3.2 Percentage	



File No. 82-35046

APPENDIX B

NET CONSOLIDATED ACCOUNTING ASSETS AT JUNE 30, 2007

Parent Company: Inversiones Aguas Metropolitanas S.A.
Deuda vigente en mercado nacional :_____
Deuda vigente en mercado internacional :_____

Subsidiary company: Aguas Andinas S.A.
Deuda vigente en mercado nacional :__X___
Deuda vigente en mercado internacional :_____

Inversión	Cuenta FECU Número	Clasificación de Riesgo	Inversión Miles de $	Factor de Riesgo	Monto a rebajar Miles de $	Sub-Totales	
1.0 Total shares & rights in companies Not indispensable for the business (less)							(322,575,626)
1.1 Markatable securities	5.11.10.30						
Sociedad - Instrumento							
1.2 Investments in related companies	5. 13.10.10						
Sociedad - Instrumento							
1.3 Investments in other companies	5. 13.10.20						
Sociedad - Instrumento							
1.4 Goodwill	5. 13.10.30					322,576,643	
Aguas Andinas S.A. - Acciones			268,407,978	1	268,407,978		
Aguas Cordillera S.A. - Acciones			51,124,776	1	51,124,776		
Sociedad Comercial ORBI II S.A.- Acciones			3,042,782	1	3,042,782		
Aguas los Dominicos S.A. - Acciones			1,107	1	1,107		
1.5- Negative goodwill	5. 13.10.40					(1,017)	
Aguas Manquehue S.A. - Derechos			(1,017)	1	(1,017)		
1.6 Others	5. 13.10.90						
Sociedad - Instrumento							
2.0 Total bonds and trade paper of public & private companies							
2.1 Markatable securities	5. 11.10.30						
Sociedad - Instrumento							
2.2 Others current assets	5. 11.20.30						
Sociedad - Instrumento							
2.3 Long-term debtors	5. 13.10.50						
Sociedad - Instrumento							
2.4 Others	5. 13.10.90						
Sociedad - Instrumento							
3.0 Total notes and accounts receivable from related companies not related to the business							
3.1 Short term	5. 11.10.70						
Sociedad - Instrumento							
3.2 Long term	5. 13.10.60						
Sociedad - Instrumento							
4.0 Time deposits							
4.1 Time deposits	5. 11.10.20						
Sociedad - Instrumento							
5.0 Total adjustments							
6.0 Total consolidated assets	5. 10.00.00						1,057,910,355
7.0 Total net consolidated assets							735,334,729

CONSOLIDATED BALANCE SHEETS

as of June 30, 2007 and 2006

	2007 ThCh$	2006 ThCh$
ASSETS		
CURRENT:		
Cash & banks	267.536	161.817
Time deposits	19.548.109	719.119
Marketable securities (net)	692.962	940.459
Trade accounts receivable (net)	35.243.608	32.645.547
Nores receivable (net)	2.900.326	2.362.513
Sundry debtors (net)	440.686	544.034
Notes & accounts receivable related companies	47.884	17.966
Inventories (net)	1.723.337	1.297.786
Recoverable taxes	246.268	369.083
Prepaid expenses	719.052	581.190
Deferred taxes	1.090.423	1.015.030
Other current assets	1.680.840	1.390.259
Total current assets	**64.601.031**	**42.044.803**
FIXED:		
Land	36.820.451	34.727.081
Buildings & infrastructure	1.024.895.866	1.003.680.096
Machinery & equipment	119.102.246	116.945.847
Other fixed assets	12.254.994	11.944.354
Incremental value technical appraisal fixed assets	5.028.030	4.996.175
Accumulated depreciation	(588.607.867)	(564.464.363)
Total fixed assets	**609.493.720**	**607.829.190**
OTHER ASSETS		
Goodwill	322.576.643	348.601.064
Negative goodwill	(1.017)	(1.088)
Long-term debtors	8.776.812	8.793.765
Intangible assets	53.813.153	53.528.649
Amortization	(15.653.022)	(14.395.497)
Others	14.303.035	15.035.351
Total other assets	**383.815.604**	**411.562.244**
TOTAL ASSETS	**1.057.910.355**	**1.061.436.237**

The accompanying Notes 1 to 33 form an integral part of these consolidated financial statements

CONSOLIDATED BALANCE SHEETS

as of June 30, 2007 and 2006

	2007 ThCh$	2006 ThCh$
LIABILITIES & SHAREHOLDERS' EQUITY		
CURRENT:		
Bank borrowings - short term	7.850.461	11.809.892
Bank borrowings - current portion long term	345.660	11.684.071
Bonds payable - current portion	16.199.086	13.759.461
Accounts payable	9.628.469	11.717.186
Notes payable	419.234	569.972
Sundry creditors	1.356.479	1.679.634
Notes & accounts payable related companies	20.448.496	3.012.408
Provisions	16.188.882	15.899.657
Withholdings	6.379.470	6.099.392
Income tax	1.287.350	769.386
Unearned income	2.500.853	1.788.578
Other current liabilities	-	434
Total current liabilities	**82.604.440**	**78.790.071**
LONG TERM:		
Bank borrowings	79.066.667	58.697.590
Bonds payable	185.891.866	201.408.834
Notes payable	35.949.691	29.566.453
Sundry creditors	836.310	1.199.698
Provisions	8.695.572	8.139.227
Deferred taxes	3.775.713	3.915.363
Other long-term liabilities	866.615	599.181
Total long-term liabilities	**315.082.434**	**303.526.346**
Minority interest	**195.320.945**	**193.606.809**
SHAREHOLDERS' EQUITY:		
Paid capital	442.313.833	465.377.508
Capital restatement reserve	8.540.552	5.188.322
Other reserves	3.086	
Accumulated earnings	62.080	309.815
Net income for period	13.982.985	14.637.366
Total Shareholders' Equity	**464.902.536**	**485.513.011**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**1.057.910.355**	**1.061.436.237**

The accompanying Notes 1 to 33 form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the periods ended June 30, 2007 and 2006

	2007 ThCh$	2006 ThCh$
NET CASH FLOW FROM OPERATING ACTIVITIES:		
Collection of trade receivables	156.117.523	150.268.563
Financial income received	354.715	891.027
Other income received	796.689	1.374.259
Payments to suppliers & personnel	(51.054.545)	(47.504.409)
Interest paid	(5.576.881)	(7.063.346)
Income tax paid	(10.206.149)	(10.799.159)
Other expenses paid	(471.726)	(769.983)
Value Added Tax & similar payments	(17.633.307)	(17.094.890)
Net cash flow from operating activities	**72.326.319**	**69.302.062**
NET CASH FLOW FROM FINANCING ACTIVITIES:		
Loans drawn	54.694.934	26.535.289
Bonds issued	-	4.536.320
Other sources of finance	8.931.049	8.257.493
Payment of dividends	(8.375.527)	(5.710.650)
Capital distributions	-	(34.550.300)
Loan repayments	(51.060.695)	(35.999.366)
Bond repayments	(6.209.621)	(11.080.221)
Payment of bond issue & placement expenses	-	(358.984)
Other financing disbursements	(32.914.435)	(33.115.749)
Total net cash flow from financing activities	**(34.934.295)**	**(81.486.168)**
NET CASH FLOW FROM INVESTMENT ACTIVITIES:		
Sales of fixed assets	1.607.226	16.147
Sale of permanent investments	-	12.644.303
Sale of other investments	-	
Other investment income	-	-
Recovery of other loans to related companies		
Acquisition of fixed assets	(19.038.668)	(22.447.989)
Payment of capitalized interest	(278.550)	(629.451)
Permanent investments		(3.802)
Other investment disbursements	(105.197)	(21.132)
Total net cash flow from investment activities	**(17.815.189)**	**(10.441.924)**
NET TOTAL CASH FLOW FOR PERIOD	**19.576.835**	**(22.626.030)**
Effect of inflation on cash & cash equivalents	(370.879)	(533.399)
NET CHANGE IN CASH & CASH EQUIVALENTS	**19.205.956**	**(23.159.429)**
Opening balance of cash & cash equivalents	1.302.651	24.980.824
CLOSING BALANCE OF CASH & CASH EQUIVALENTS	**20.508.607**	**1.821.395**

The accompanying Notes 1 to 33 form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the periods ended June 30, 2007 and 2006

	2007 ThCh$	2006 ThCh$
Reconciliation of net cash flow from operating activities and net income for period		
Net income for period	**13.982.985**	**14.637.366**
Result of asset sales	**16.010**	**(1.584.326)**
(Gain) loss on sales of fixed assets	16.010	5.066
Gain on sale of investments	-	(1.589.392)
Charges (credits) to income not representing cash flows:	**29.660.586**	**30.007.270**
Depreciation for the period	17.011.984	16.773.124
Amortization intangible assets	1.102.092	1.111.771
Write-offs & provisions	1.031.885	1.090.187
Amortization of goodwill	13.020.011	13.056.967
Amortization of negative goodwill	(35)	(35)
Price-level restatements (net)	(1.997.383)	(1.070.469)
Exchange differences (net)	(11.170)	(50.881)
Other credits to income not representing cash flows	(1.287.826)	(1.745.725)
Other charges to income not representing cash flows	791.028	842.331
Changes in assets affecting cash flow (increases) decreases:	**8.174.851**	**480.044**
Trade accounts receivable	8.342.972	2.224.619
Inventories	(170.804)	(81.285)
Other assets	2.683	(1.663.290)
Changes in liabilities affecting cash flow - increases (decreases):	**(4.591.833)**	**2.531.014**
Accounts payable related to operating income	(7.484.360)	2.479.926
Interest payable	1.491.304	800.143
Income tax payable (net)	273.191	(856.856)
Other accounts payable related to non-operating result	47.351	324.537
V.A.T. & similar payables (net)	1.080.681	(216.736)
Income (Loss) of minority interest	**25.083.720**	**23.230.694**
Income of minority interest	25.083.720	23.230.694
NET CASH FLOW FROM OPERATING ACTIVITIES	**72.326.319**	**69.302.062**

1.- Inscription in the securities register

Inversiones Aguas Metropolitanas S.A., Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Dominicos S.A. and Aguas Manquehue S.A. are registered under Numbers 0912, 0346, 0369, 0389 and 0402 respectively, in the Securities Register of the Superintendency of Securities and Insurance. Consequently, these Companies are subject to the regulatory authority of that Superintendency.

2.- Accounting principles applied

a) Accounting period

These consolidated financial statements cover the periods from January 1 to June 30, 2007 and 2006.

b) Preparation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance.

In the event of differences between the accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance, the latter prevail.

c) Presentation

For comparison purposes, the financial statements as of June 30, 2006 and their respective notes have been price-level restated off the books by 2.9%.

This percentage corresponds to the variation in the consumer price index over the last twelve months, with a one-month time lag.

Some items of the financial statements of 2006 have been reclassified doe comparison purposes.

d) Consolidation

The consolidated financial statements comprise the assets, liabilities, results and cash flows of the Parent company and its subsidiaries. Balances and transactions made between the consolidated companies have been eliminated and the participation of the minority investors has been recognized as Minority Interest.

Sociedades incluídas en la Consolidación

RUT	NOMBRE SOCIEDAD	Porcentaje de participación 30-06-2007 DIRECTO	INDIRECTO	TOTAL	30-06-2006 TOTAL
61808000-5	AGUAS ANDINAS S.A.	50,1023	0,0000	50,1023	50,1023
80311300-9	AGUAS CORDILLERA S.A.	0,0000	99,9999	99,9999	99,9999
96945210-3	ECORILES S.A.	0,0000	100,0000	100,0000	100,0000
96828120-8	GESTION Y SERVICIOS S.A.	0,0000	100,0000	100,0000	100,0000
96568220-1	AGUAS LOS DOMINICOS S.A.	0,0000	99,9871	99,9871	99,9858
96967550-1	ANALISIS AMBIENTALES S.A.	0,0000	100,0000	100,0000	100,0000
96809310-K	AGUAS CORDILLERA S.A. (EX-COMERCIAL ORBI II S.A.)	0,0000	100,0000	100,0000	100,0000
89221000-4	AGUAS MANQUEHUE S.A.	0,0000	100,0000	100,0000	100,0000
87538200-4	HIDRAULICA MANQUEHUE LTDA.	0,0000	0,0000	0,0000	100,0000

e) **Price-level restatement**

The consolidated financial statements have been restated through the application of monetary correction rules, in accordance with accounting principles generally accepted in Chile, in order to reflect changes in the purchasing power of the currency in the period between January 1 and June 30, 2007 and 2006, being 1.9% and 1.1% respectively, with a one-month time lag.

The balances of income statement accounts were also restated to express them at year-end values.

f) Currency translation

Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates at each year end, at the following rates:

	2007 Ch$	2006 Ch$
US dollar	526.86	539.44
Unidad de Fomento	18,624.17	18,151.40
Euro	713.03	689.91

g) **Time deposits**

Time deposits are shown at their investment value plus indexation and interest accrued to the close of the financial statements.

h) **Marketable securities**

Investments in mutual funds quotas are shown at their redemption value as of the closing date of these financial statements.

i) **Inventories**

Materials are shown at their restated cost which does not exceed their respective replacement costs at each year-end.

There is an allowance for obsolescence for disposable items remaining in stock for more than one year without movement.

j) **Estimate of doubtful accounts**

The estimate of doubtful accounts depends on the age of the accounts receivable and the recovery record, as follows:

- For the subsidiaries Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Dominicos S.A. and Aguas Manquehue S.A., a 100% allowance is made for customers with debts past-due for over 8 months.

- For the subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A., an allowance of 20% of consumption debts converted into refinancing plans is established for cases classified as "non-government subsidized". For cases classified as "government subsidized" customers, an allowance of 40% is made. In the case of the other subsidiaries, am allowance of 20% of the agreed repayment is made.

- For the subsidiaries Gestión y Servicios S.A., Anam S.A. and Ecoriles S.A., a 100% allowance is made for customer debts more than 120 days past due.

- A 100% allowance is made for past-due notes receivable.

k) **Fixed assets**

For the subsidiary Aguas Andinas S.A., the fixed assets transferred by the predecessor entity are shown at their restated appraisal values determined by independent consultants in a technical study made in 1977. Acquisitions after 1977 are shown at their restated cost.

The subsidiary Aguas Cordillera S.A. shows its specific accounts at cost, plus the incremental value of a technical appraisal performed in 1977, both restated.

The Company and its other subsidiaries record their fixed assets at restated cost.

The fixed assets include the principal renovations and improvements but not maintenance costs or minor repair expenses which are charged to income in the year in which they are incurred.

Works in progress include financing costs incurred until the assets are in a condition to be used, in accordance with Technical Bulletin No.31 of the Chilean Institute of Accountants.

Direct remunerations, consultancy costs and other inherent and identifiable costs are also included in the cost of some works.

l) **Depreciation of fixed assets**

Depreciation is calculated using the straight-line method on the restated book values over the remaining useful lives of the respective assets.

m) **Leased assets**

Leasing contracts classified as financial leases are recorded in accordance with Technical Bulletin No.22 of the Chilean Institute of Accountants.

Leased assets are valued and depreciated in the same way as the rest of the fixed assets.

Assets acquired in this way are not legally owned by the Company until it has exercised its purchase option, and meanwhile the Company may not freely dispose of them.

n) **Intangible assets**

Water rights, easements, software and other rights are shown at their restated cost, net of amortization, in accordance with Technical Bulletin No.55 of the Chilean Institute of Accountants.

Water rights, easements and other rights are being amortized over a period of 40 years from the date of acquisition or as from 1998 as it is believed that they will provide benefits during that period.

The period of amortization of software is 4 years from the date of acquisition as it is believed that it will provide benefits during that period.

o) **Goodwill and negative goodwill**

Goodwill represents the excess paid over the proportional equity value on the purchase of shares in Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Domínicos S.A. and Agua Cordillera S.A. (ex-Comercial Orbi II S.A.). Negative goodwill represents the deficit between the price paid and the proportional equity value on the purchase of shares in Aguas Manquehue S.A. Negative goodwill and goodwill are amortized over a period of 20 years from the date of acquisition as it is estimated that the investment will be recovered over this period.

p) **Bonds payable**

This represents the obligation for the placement of bonds issued by the subsidiary, Aguas Andinas S.A., on the domestic market, shown at their nominal value plus indexation adjustments and interest accrued to the period-end. The discount incurred and the issue costs on the placement of the bonds, except as stated in the following paragraph, are deferred and amortized over their term, in accordance with Circular 1,370 of the Superintendency of Securities and Insurance.

q) Income tax and deferred taxes

The Company and its subsidiaries have provided for income tax on the basis of their net taxable income determined in accordance with the provisions of the Income Tax Law. In accordance with Technical Bulletin No.60 and other instructions from the Chilean Institute of Accountants and Circular 1,466 of the Superintendency of Securities and Insurance, the Company records the effects of deferred taxes resulting from timing differences, tax benefits related to tax loss carry-forwards and other events that create differences between the financial and tax treatment of assets and liabilities.

Some of the subsidiaries recorded these effects as from the beginning of the year 2000, recording deferred taxes arising on the accumulated timing differences in asset and liability accounts with credits and charges, respectively, to complementary accounts which are amortized, affecting income tax for the period over the weighted average reversal period. These complementary accounts are shown deducted from the corresponding deferred tax assets and liabilities that originated them.

r) Derivative contracts

The Company has signed currency hedge contracts with financial institutions. These were defined as hedges for existing items and were contracted and assigned as hedging instruments against exchange rate fluctuations. These are shown in accordance with Technical Bulletin 57 of the Chilean Institute of Accountants.

s) Severance payments

Severance payments are governed by the terms of the Labor Code, except for the amount of the accumulated indemnity in Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Los Dominicos S.A. to July, November and December 2002 respectively, for workers who are party to existing collective contracts and those to whom the same benefit is extended through their individual work contract. The accumulated amount at that date is adjusted quarterly in line with changes in the consumer price index. These collective contracts also establish that workers of Aguas Andinas S.A. who retire from the company within 120 days of having reached the legal retirement age, shall continue to accrue this benefit after July 2002, while for Aguas Cordillera S.A. and Aguas Los Dominicos S.A., the contracts mentioned state that workers who retire from the company on reaching the retirement age, shall continue to accrue this benefit from November and December 2002 respectively.

The obligation of the Company for the accrued indemnity for workers up to July 2002 for Aguas Andinas S.A. and November and December 2002 for Aguas Cordillera S.A. and

Aguas Los Dominicos S.A. respectively, is shown at its present value, and the obligation for the additional indemnity that it is estimated will accrue to the workers who retire from the company is provided for at its present value, calculated according to the accrued cost of the benefit method and at an annual discount rate of 4.8%.

There are also individual contracts which are shown at their present value according to their terms.

Advances granted to personnel against such funds are shown as long-term debtors. These, restated, will be deducted from the final settlement, as stated in the respective contracts.

t) **Sales**

The Company's sales relate to technological services and are shown on an accrued basis.

The sales of the sanitation subsidiaries are recorded on the basis of the consumption read and billed to each customer, divided into monthly billing groups and valued in accordance with the tariff fixed by the Superintendency of Sanitation Services (SISS) for five-year periods.

Consumption read but not billed at the year-end is also shown valued at the tariff charge for each invoicing group.

u) **Research and development costs**

Expenses incurred in research and development project studies that do not result in any works, are charged directly to income for the period. Otherwise, they form part of the costs of the corresponding works.

v) **Statement of cash flows**

The Company and its subsidiaries consider as cash and cash equivalents the balances held in unrestricted bank checking accounts, time deposits, marketable securities and repurchase/sale agreements whose redemption will take place within 90 days from the date the investment was made and that carry no significant loss risk at the time of redemption.

Cash flows from operating activities include revenues and expenses of the Company and its subsidiaries and all other income and expenses that are treated as non-operating in the statement of income.

Companies included in the consolidation

TAX NO.	COMPANY	Percentage holding 30-06-2007 DIRECT	INDIRECT	TOTAL	30-06-2006 TOTAL
61808000-5	AGUAS ANDINAS S.A.	50,1023	0,0000	50,1023	50,1023
80311300-9	AGUAS CORDILLERA S.A.	0,0000	99,9999	99,9999	99,9999
96945210-3	ECORILES S.A.	0,0000	100,0000	100,0000	100,0000
96828120-8	GESTION Y SERVICIOS S.A.	0,0000	100,0000	100,0000	100,0000
96568220-1	AGUAS LOS DOMINICOS S.A.	0,0000	99,9871	99,9871	99,9858
96967550-1	ANALISIS AMBIENTALES S.A.	0,0000	100,0000	100,0000	100,0000
96809310-K	AGUAS CORDILLERA S.A. (EX-COMERCIAL ORBI II S.A.)	0,0000	100,0000	100,0000	100,0000
89221000-4	AGUAS MANQUEHUE S.A.	0,0000	100,0000	100,0000	100,0000
87538200-4	HIDRAULICA MANQUEHUE LTDA.	0,0000	0,0000	0,0000	100,0000

3.- Accounting changes

There have been no accounting changes that should be mentioned during the periods ended June 30, 2007 and 2006.

4.- Short and long-term debtors

Trade accounts receivable relate to billings for water, sewage services, sewage treatment and other associated services, with balances classified as short and long term.

The balance of trade accounts receivable includes a provision for revenue accrued as of June 30, 2007 and 2006 of ThCh$10,609,912 and ThCh$11,055,794 respectively, corresponding to unbilled meter readings at the end of each period.

The debtors balance as of June 30, 2007 of Aguas Andinas S.A. is split into residential 82.16%, commercial 15.07%, industrial and others 2.77%, compared to residential 81.48%, commercial 15.69%, industrial and others 2.83% at June 30, 2006.

For Aguas Cordillera S.A. the split is residential 82.59%, commercial 17.20%, industrial and others 0.21%, compared to residential 82.75%, commercial 17.20%, industrial and others 0.32% as of June 2006.

For Aguas Los Dominicos S.A., the split is residential 89.48% and commercial 10.52%, compared to residential 88.60%, commercial 11.39%, industrial and others 0.08% as of June 2006.

For Aguas Manquehue S.A., the split is residential 72.11%, commercial 27.77% andndustrial and others 0.12%, compared to residential 71.08%, commercial 28.83% an industrial and others of 0.09% in 2006.

Allowances have been made for doubtful accounts as follows:

a) An allowance for doubtful accounts, as explained in Note 2 j), amounting to ThCh$ 12,650,701 and ThCh$ 13,174,838 respectively as of June 30, 2007 and 2006. The charge to income in 2007 and 2006 was ThCh$ 724,637 and ThCh$ 931,936 respectively, and debts of ThCh$ 21,795 and ThCh$ 105,145 respectively were written off.

b) Allowances for repayment plans relate to agreements for the repayment of debts signed with customers of Aguas Andinas S.A. and Aguas Cordillera S.A., by which they can obtain a commercial discount if they fully comply with the agreement. This allowance is ThCh$ 3,039,373 and the credit to income at June 30, 2007 was ThCh$ 234,326 (ThCh$ 2,402,482 at June 30, 2006 and a charge to income for that period of ThCh$ 9,625). Of these allowances, debts of ThCh$20,438 have been written off. As of June 2006, debts were reduced as a credit to income of ThCh$ 6,727.

Notes receivable comprise mainly promissory notes signed by customers as a result of agreements with property developers.

The balance of short-term sundry debtors relates mainly to agreements for collections to made against credit cards and receivables from personnel as of June 30, 2007 and 2006.

The long-term debtors mainly correspond to agreements signed with property developers and advances against severance payments, as indicated in Note 2 s), and trade accounts receivable net of their allowances.

	Current								
	Up to 90 days		90 days to 1 year		Sub total	Total current (net)		Long term	
		30-06-2006	30-06-2007	30-06-2006		30-06-2007	30-06-2006	30-06-2007	30-06-2006
	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts receivable	34.800.442	32.918.924	3.152.895	2.794.519	37.953.337	35.243.608	32.645.547	895.444	727.270
Estimate doubtful accounts	-	-	-	-	2.709.729	-	-	-	-
Notes receivable	2.428.430	1.209.248	751.533	1.365.128	3.179.963	2.900.326	2.362.513	477.016	155.820
Estimate doubtful accounts	-	-	-	-	279.637	-	-	-	-
Sundry debtors	334.288	437.779	131.811	155.370	466.099	440.686	544.034	7.404.352	7.910.675
Estimate doubtful accounts	-	-	-	-	25.413	-	-	-	-
Total long-term debtors								8.776.812	8.793.765

5.- Balances and transactions with related entities

* Accounts receivable

The account receivable from Inversiones Aguas del Gran Santiago S.A. in 2006 related to reimbursements of expenses, payable at 30 days without interest.

The account receivable from Sociedad General Aguas de Barcelona S.A. relates to reimbursements of expenses, payable at 30 days without interest.

The accounts receivable from Aguas Décima S.A., Degrémont S.A. Agency in Chile and Brisaguas S.A. relate to chemical and bacteriological analysis laboratory services, payable at 30 days without interest.

The accounts receivable from Constructora Acsa Ltda. and Aguas de Levante S.A. relate to the sale of materials, payable at 30 days without interest.

*** Accounts payable**

The account payable to Sociedad General Aguas de Barcelona S.A. relates to the reimbursement of expenses. In 2006, it related to a services contract in euros since 2001 which had a term of 5 years with monthly invoicing and payment at 63 days without interest.

There is an operation guarantee contract with Degremont S.A. Agency in Chile, for the La Farfana sewage treatment plant. Invoicing is made one month in arrears and is payable on the last day of the following month.

The debt with Aguas de Levante S.A. relates to the purchase of materials, with payments at 30 days.

The debt with Acsa Agbar Construcción S.A. relates to a withholding made from payments under a tube renewal contract.

The debt with Brisaguas S.A. relates to collections paid under contract.

The debt with Omnilogic Telecomunicaciones Chile S.A. relates to maintenance services for radio-communication and transmission networks, payable at 30 days.

The debt with Norcontrol S.A. Agency in Chile relates to quality-control services, payable at 30 days.

The account payable to Suez Lyonnaise des Eaux in 2006 related to a services contract in euros, with monthly invoicing and payments at 63 days without interest.

The debt with Degremont Ltda. relates to the automation, mud loading and liming system, payable at 30 days without interest.

The debt with Sorea España relates to reimbursements of expenses, payable at 30 days without interest.
The debt with Inversiones Aguas del Gran Santiago Ltda relates to the capital reduction, payable on July 25, 2007.

The debt with the minority shareholders relates to the capital reduction, payable on July 25, 2007.

The monetary criteria for reporting transactions with related entities is ThCh$50,000.

Notes and accounts receivable

Tax No.	Company	Short term		Long Term	
		30-06-2007 ThCh$	30-06-2006 ThCh$	30-06-2007 ThCh$	30-06-2006 ThCh$
77030800-3	Constructora Acsa Ltda.	637	655	-	-
96703230-1	Aguas Decimas S.A.	-	1.628	-	-
59066560-6	Degrémont S.A. Agencia en Chile	26.457	13.434	-	-
96864190-5	Brisaguas S.A.	232	78	-	-
59094680-K	Aguas de Levante S.A.	2.067	2.128		
77329730-4	Inversiones Aguas del Gran Santiago S.A.	-	43		
59046220-9	Soc. Gral. Aguas de Barcelona S.A.	18.491	-		
	Total	47.884	17.966	-	-

Notes and accounts payable

Balances and transactions with related entities.

Tax No.	Company	Short term		Long Term	
		30-06-2007 ThCh$	30-06-2006 ThCh$	30-06-2007 ThCh$	30-06-2006 ThCh$
59066560-6	Degrémont S.A. Agencia en Chile	560.256	1.116.914		
59094680-K	Aguas de Levante S.A.	163.471	110.485		
59096940-0	Acsa Agbar Construcción S.A.	-	14.472		
96864190-5	Brisaguas S.A.	12.892	8.705		
96847530-4	Omnilogic Telecomunicaciones Chile S.A.	5.343	-		
59109940-K	Norcontrol S.A. Agencia en Chile	4.133			
1-9	Claveguerarn de Barcelona S.A.	-	-	-	-
1-9	Sociedad Gral. Aguas de Barcelona S.A.	1.869	1.464.901		
1-9	Suez Lyonnaise Des Eaux	-	296.931		
77441870-9	Degremont Ltda.	186.291			
1-9	Sorea España	1.441			
77329730-4	Inversiones Aguas del Gran Santiago S.A.	11.044.245			
1-9	Accionistas minoritarios	8.468.555	-		
	Total	20.448.496	3.012.408	-	-

Transactions

Company	Tax No.	Relationship	Transaction	30-06-2007 Amount ThCh$	30-06-2007 Effect on results (charge)/credit ThCh$	30-06-2006 Amount ThCh$	30-06-2006 Effect on results (charge)/credit ThCh$
Suez Lyonnaise Des Eaux	00000001-9	Indirect	Advisory services received	0 0	0 0	363.266 0	-363.266
Soc. General Aguas De Barcelona S.A.	00000001-9	Indirect	Advisory services received	0 0	0 0	1.453.065 0	-1.453.065
Inversiones Aguas Del Gran Santiago	77329730-4	Partner	Capital distribution paid	0 0	0 0	19.574.876 0	0
Inversiones Aguas Del Gran Santiago	77329730-4		Capital distribution payable	11.044.245 0	0 0	0 0	0
Inversiones Aguas Del Gran Santiago	77329730-4		Dividends Paid	5.036.479 0	0 0	3.479.574 0	0
Degremont S.A. Agencia En Chile	59066560-6	Related	Payment plant debt	76.688 0	0 0	693.058 0	0
Aguas De Levante S.A.	59094680-K	Related	Purchase of materials	406.763 0	-406.763 0	25.519 0	-25.519
Degremont S.A. Agencia En Chile	59066560-6	Related	Plant operation	4.414.590 0	-4.414.590 0	2.248.673 0	2.248.673
Corfo	60706000-2	Related	Dividends paid	19.918.309 0	0 0	19.677.318 0	0

6.- Deferred taxes and income tax

At June 30, 2007 and 2006, the detail of taxable income and other concepts is as follows:

	2007 ThCh$	2006 ThCh$
a) Taxable income	62,712,984	55,007,039
b) Taxed earnings fund	110,144,100	77,313,133
c) Credit of 15% for shareholders	184,272	141,471
Credit of 16% for shareholders	351,175	363,192
Credit of 16.5% for shareholders	791,306	830,162
Credit of 17% for shareholders	19,478,621	13,843,769
d) Tax loss *	(328,390)	(200,017)

* The tax losses refer to the Parent and its subsidiary Aguas Cordillera S.A. (Ex-Comercial ORBI II S.A.).

The detail of timing differences is as follows:

	30-06-2007				30-06-2006			
	Deferred tax asset		Deferred tax liability		Deferred tax asset		Deferred tax liability	
	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$
Allowance for doubtful accounts	512.513	1.638.107	-	-	565.909	1.673.814	-	-
Unearned income	276.987	21.473	-	-	226.932	46.667	-	-
Provision for vacations	129.063	91.267	-	-	139.438	98.618	-	-
Leased assets	-	-	42.442	46.557	-	-	45.853	59.228
Depreciation fixed assets	-	521.390	-	5.771.373	-	390.229	-	5.056.797
Severance indemnities	24.624	184.775	-	-	73.646	16.618	-	-
Other events	-	949.231	345	30.750	130	627.687	85	16.716
Provision profit sharing	3.255	-	-	-	1.707	-	24	-
Obsolete materials	-	-	-	-	-	-	-	-
Investment expenses in related companies	-	-	13.927	237.970	-	-	13.926	260.650
Software	-	-	-	71.443	-	-	-	124.099
Discount on bond placement	-	-	236.975	1.808.898	-	-	230.196	2.004.245
Tax losses	53.560	-	-	-	-	-	-	-
Litigation	11.203	194.641	-	-	11.300	150.813	-	-
Obsolescence fixed assets	-	-	-	-	-	-	-	-
Deferred expenses	-	-	24.281	64.610	-	-	22.413	75.580
Water rights	-	38.712	-	-	-	38.709	-	-
AFR KWH	3.016	-	-	-	3.103	-	-	-
Allowance for loss on assets disposals	36.367	-	-	-	37.422	-	-	-
Allowance for refinancing agreements	357.805	158.888	-	-	267.940	140.481	-	-
Others	-	-	-	-	-	-	-	-
Complementary accounts-net of amortization	-	-	-	(457.404)	-	-	-	(498.316)
Valuation provision	-	-	-	-	-	-	-	-
Total	1.408.393	3.798.484	317.970	7.574.197	1.327.527	3.183.636	312.497	7.098.999

Income tax	30-06-2007 ThCh$	30-06-2006 ThCh$
Current tax charge (provision for tax)	(10.661.207)	(9.351.197)
Tax charge adjustment (previous year)	(4.262)	(23.249)
Effect on assets or liabilities of deferred tax for the period	879	(772.138)
Tax benefit of tax losses carried forward	1.858	33.361
Effect of amortization of complementary accounts of deferred assets & liabilities	(20.057)	(20.087)
Effect on deferred assets or liabilities of changes in valuation provision	-	-
Other charges or credits to the account	(22.601)	(20.982)
Total	**(10.705.390)**	**(10.154.292)**

7.- Fixed assets

The composition is as follows:

:

	2007 ThCh$	2006 ThCh$
Land	**36.820.451**	**34.727.081**
Land	36.820.451	34.727.081
Buildings & infrastructure	**507.989.366**	**501.912.680**
Gross value	1.024.895.866	1.003.680.096
Accumulated depreciation	(516.906.500)	(501.767.416)
Machinery & equipment	**57.454.147**	**63.972.910**
Gross value	119.102.246	116.945.847
Accumulated depreciation	(61.648.099)	(52.972.937)
Other fixed assets	**2.558.637**	**2.643.254**
Gross value	12.254.994	11.944.354
Accumulated depreciation	(9.696.357)	(9.301.100)
Incremental value technical appraisals, net	**4.671.119**	**4.573.265**
Incremental value land appraisal	5.622.330	5.621.897
Incremental value distrib. networks appraisal	1.463.768	1.505.936
Accumulated depreciation	(1.459.798)	(1.501.710)
Reduced value rainwater drain appraisal	(379.460)	(379.431)
Accumulated depreciation	274.316	262.711
Reduced value civil works appraisal	(1.231.640)	(1.299.107)
Accumulated depreciation	416.965	417.073
Reduced value machinery & equipment appraisals	(446.968)	(453.120)
Accumulated depreciation	411.606	399.016
Total net fixed assets	**609.493.720**	**607.829.190**

Depreciation for the period

As of June 30, the charge for depreciation of fixed assets to results is as follows:

	2007 ThCh$	2006 ThCh$
Depreciation in:		
Cost of sales	16.153.658	16.065.451
Administrative & selling expenses	858.326	707.673
Total	**17.011.984**	**16.773.124**

Aguas Andinas S.A. has seventy plots of land that were transferred free of charge by the Chilean State and are booked at a value of Ch$1 each. There are also fixed assets with an expired accounting useful life and are therefore shown valued at Ch$1 even though they are still in operation.

There are also amounts which are contributions from third parties and these are governed by Decree Law 70 of 1988 of the Ministry of Public Works and the provisions of clause 36 of D.S. MINECON Regulation 453 of 1989. These are explained in Note 30.

In 1989, and in accordance with Transitory Clause 3 of Decree Law 382 of 1988, the General Law on Sanitation Services, Aguas Cordillera S.A. removed from its accounts all assets financed by third parties and Chilean state assets.

As a result of the application of this regulation, the Company maintains physical control over these assets but the calculation of the price-level restatements and depreciation of these assets does not affect its financial statements in any way. It carries out this off-the-books control as these assets form part of the sanitation infrastructure that it has to operate and maintain.

LEASING

For Aguas Andinas S.A., assets were acquired under financial leases from GTD Telesat S.A. and are shown in Other fixed assets, under an agreement for a 48-month term and for an amount of ThCh$ 38,776.

For Aguas Cordillera S.A., the assets under financial leases were acquired from Teletronic S.A. and are shown in Other fixed assets, under an agreement for a 48-month term and for an amount of ThCh$ 15,930.

10.- Goodwill and negative goodwill

The extraordinary shareholders meeting of Aguas Manquehue S.A. held on November 10, 2006 agreed to the merger by incorporation of Hidráulica Manquehue Ltda. into Aguas Manquehue S.A., following which the negative goodwill in Hidráulica Manquehue Ltda. became negative goodwill in Aguas Manquehue S.A.

As of June 30, 2007 and 2006, the balances of this account represent the difference between the acquisition value and the proportional equity value of the acquired company at the time of purchase, as follows:

GOODWILL

Tax No.	Company	30-06-2007		30-06-2006	
		Amortization in the period ThCh$	Balance goodwill ThCh$	Amortization in the period ThCh$	Balance goodwill ThCh$
61808000-5	Aguas Andinas S.A.	10.955.428	268.407.978	10.992.542	290.307.715
80311300-9	Aguas Cordilleras S.A.	1.953.813	51.124.776	1.953.664	55.028.171
96809310-K	Aguas Cordillera S.A.(ex Comercial Orbi II S.A.)	110.740 0	3.042.782 0	110.731 0	3.264.012
96568220-1	Aguas Los Dominicos S.A.	30	1.107	30	1.166
Total		**13.020.011**	**322.576.643**	**13.056.967**	**348.601.064**

NEGATIVE GOODWILL

Tax No.	Company	30-06-2007		30-06-2006	
		Amortization in the period ThCh$	Balance negative goodwill ThCh$	Amortization in the period ThCh$	Balance negative goodwill ThCh$
89221000-4	Aguas Manquehue S.A.	35	1.017	35	1.088
Total		**35**	**1.017**	**35**	**1.088**

11.- Intangible assets

The balances as of June 30, 2007 and 2006 of the restated costs of intangible assets (Note 2 n) are:

	2007 ThCh$	2006 ThCh$
Water rights	21.300.567	21.211.113
Leased water rights (1)	550.106	550.063
Easements	15.957.693	15.779.344
Software	8.973.700	8.971.800
Other rights (2)	7.016.869	7.016.329
Rights of usufruct (3)	14.218	-
Sub total	53.813.153	53.528.649
Accumulated amortization water rights	(3.902.208)	(3.809.945)
Accumulated amortizaction leasing (1)	(493.756)	(32.770)
Accumulated amortization easements	(3.098.959)	(2.702.009)
Accumulated amortization software	(7.280.991)	(7.149.141)
Amortization other rights (2)	(877.108)	(701.632)
Sub total	(15.653.022)	(14.395.497)
Total intangible assets net	**38.160.131**	**39.133.152**

Amortization for period shown in cost of sales:

	2007	2006
Water rights	266.056	264.559
Leased water rights	7.023	7.022
Easements	199.362	195.669
Software	541.939	556.817
Other rights	87.712	87.704
Total amortization	**1.102.092**	**1.111.771**

(1) The rights to the use of water acquired under the financial leasing agreement signed on March 14, 2003 for a period of 48 months were recorded as Intangible assets.

(2) Relate to the purchase of gratuitous rights to water consumption from the Municipality of Santiago, which are being amortized over 40 years.

(3) In October 2006 Aguas Andinas S.A. acquired 1 share in Comercial Orbi II S.A. from Aguas Cordillera S.A., in usufruct.

Aguas Andinas S.A. has water rights to various natural sources, including Laguna Negra, Laguna Lo Encañado and Quebrada de Ramón, which were acquired gratuitously and have no value on the books.

The production of groundwater supplies from various wells located in the Metropolitan Region for which the sanitation subsidiaries have the water rights concessions were granted to it gratuitously by the Water Department of the Ministry of Public Works.

12.- Others (Assets)

These consist of the following:

	2007 ThCh$	2006 ThCh$
Bond placement discount & issue costs	10.640.575	11.789.677
Advance payments purchase fixed and intangible assets	1.011.633	1.262.889
Prepaid expenses	1.163.005	448.706
Return of reimbursable contributions KW/H	276.875	306.977
Non-operating assets	948.390	977.235
Other	262.557	249.867
Total	**14.303.035**	**15.035.351**

13.- Borrowings from banks at short term.

Included in this section are the loans that mature during the next twelve months and the provision for accrued interest on bank borrowings classified as short term:

Tax No.	Bank	Non-indexed Ch$		TOTAL	
		30-06-2007 ThCh$	30-06-2006 ThCh$	30-06-2007 ThCh$	30-06-2006 ThCh$
a) Short term					
97.004.000-5	Banco de Chile	20.570		20.570	
97.006.000-6	Banco Crédito e Inversiones	7.829.891	11.809.892	7.829.891	11.809.892
	TOTAL	**7.850.461**	**11.809.892**	**7.850.461**	**11.809.892**
	Principal due	7.764.555	11.755.757	7.764.555	7.764.555
Average annual interest rate		6,29%	5,16%		
b) Ling ter, current portion:					
97.036.000-k	Banco Santander - Santiago	69.122	2.182.672	69.122	2.182.672
97.032.000-8	Banco BBVA	129.873	8.476.469	129.873	8.476.469
97.006.000-6	Corp Banca	108.038	-	108.038	
97.004.000-5	Banco Chile	38.627	1.024.930	38.627	1.024.930
	Total	345.660	11.684.071	345.660	11.684.071
	Principal due		11.355.197	-	11.355.197
Average annual interest rate		6,29%	6,8%		

Percentage in local currency 100%

14.- Borrowings from banks at long term

This heading covers bank loans classified as long term.

			Years to maturity				Current period		Previous period
Tax No.	Bank	Currency or indexation unit	1 to 2	2 to 3	3 to 5	5 to 10	Total long term at closing of financial statements	Annual interest rate	Total long term at closing of financial statements
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	Average	ThCh$
97.023.000-9	Corpbanca	Non-indexed Ch$		975.000	3.975.000	10.050.000	15.000.000	6,03%	-
97.004.000-5	Banco de Chile	Non-indexed Ch$	-	741.000	3.021.000	7.638.000	11.400.000	6,42%	10.753.050
97.036.000-K	Banco Santander - Santiago	Non-indexed Ch$	-	1.326.000	5.406.000	13.668.000	20.400.000	6,42%	18.892.440
97.032.000-8	Banco BBVA	Non-indexed Ch$	-	2.097.333	8.550.667	21.618.667	32.266.667	6,30%	29.052.100
	TOTAL		-	5.139.333	20.952.667	52.974.667	79.066.667		58.697.590

Percentage in local currency 100%

15.- Bonds payable

This heading shows the balances due to the public with respect to bond issues made by the Company in September 2001, December 2002, May 2003, December 2005 and January 2006 on the domestic market.

In September 2001, the Series B bonds were issued for U.F. 1.8 million, with a 21-year term with repayments starting in 2008.

On October 10, 2002, the Superintendency of Securities and Insurance certified the registration of bonds for up to U.F.10 million. Of this amount, Series C bonds were issued with a nominal value of U.F.4.2 million and Series D with a nominal value of U.F.5.8 million.

In December 2002, Series C bonds for U.F.4.0 million were placed, with semi-annual repayments starting in June 2005 and extending through to December 2010.

On May 7, 2003, the Company placed Series D bonds on the domestic market and these were fully subscribed. On January 3 and 9, 2006, these bonds were exchanged for Series F bonds or repaid in advance (94.6% and 5.4% respectively). The placement of this series was for U.F. 5.0 million, repayable semi-annually starting on June 1, 2008 and ending on December 1, 2026.

On December 9, 2005, the Superintendency of Securities and Insurance registered a new issue of Series F bonds, with the number 305 on October 10, 2002, for U.F.5 million, to finance the advanced redemption of the Series D bonds and other refinancings of Aguas Andinas S.A. in January 2006.

On December 23, 2005, the Series E bonds were placed for U.F. 1.65 million, with repayment in June 2012.

The interest accrued on the bonds as at the close of each year is shown in current liabilities.

The bond issues carry no special collateral other than a general lien over the assets of the Company.

A summary of these obligations at the end of each period is as follows:

Registration No. or identification of instrument	Series	Nominal amount placed outstanding	Indexation unit	Interest rate %	Final maturity	Payments of interest	Payments of principal	Par value 30-06-2007 M$	Par value 30-06-2006 M$	Placed in Chile or abroad
Bonds - current portion										
266	BEMOS B1	1.505	UF	6,25%	01.09.2022	Semiannual	Semiannual	295.522	268.256	Chile
266	BEMOS B2	2.366	UF	6,25%	01.09.2022	Semiannual	Semiannual	464.393	421.546	Chile
305	BAGUA C1	166.667	UF	4,25%	01.12.2010	Semiannual	Semiannual	3.142.108	3.162.065	Chile
305	BAGUA C2	500.000	UF	4,25%	01.12.2010	Semiannual	Semiannual	9.426.316	9.486.186	Chile
305	BAGUA E	-	UF	4,00%	02.06.2012	Semiannual	At maturity	101.429	101.722	Chile
305	BAGUA F	131.578	UF	4,15%	01.06.2026	Semiannual	Semiannual	2.769.318	319.686	Chile
Total current portion								**16.199.086**	**13.759.461**	
Long term bonds										
266	BEMOS B1	698.495	UF	6,25%	01.09.2022	Semiannual	Semiannual	13.008.883	13.074.453	Chile
266	BEMOS B2	1.097.634	UF	6,25%	01.09.2022	Semiannual	Semiannual	20.442.530	20.545.570	Chile
305	BAGUA C1	416.666	UF	4,25%	01.12.2010	Semiannual	Semiannual	7.760.062	10.895.372	Chile
305	BAGUA C2	1.250.000	UF	4,25%	01.12.2010	Semiannual	Semiannual	23.280.210	32.686.131	Chile
305	BAGUA E	1.650.000	UF	4,00%	01.06.2012	Semiannual	At maturity	30.729.881	30.818.354	Chile
305	BAGUA F	4.868.421	UF	4,15%	01.12.2026	Semiannual	Semiannual	90.670.300	93.388.954	Chile
Total long term								**185.891.866**	**201.408.834**	

16.- Provisions and write-offs.

The detail of provisions as of June 30, 2007 and 2006 is as follows:

	Current liabilities		**Long-term liabilities**	
	2007 ThCh$	**2006** ThCh$	**2007** ThCh$	**2006** ThCh$
Accrued services	11.132.613	10.022.498	-	-
Bonuses (1) & profit sharing	1.413.358	2.030.500	-	-
Severance payments (Note 15)	715.930	1.042.269	8.662.449	8.094.567
Accrued vacations	1.296.067	1.400.322	-	-
Litigation awaiting resolution	1.211.849	953.603	-	-
Allowance loss on disposals Capitalized	213.922	220.126	-	-
Discontinued projects (Pta. Aguila)	162.377	167.086	-	-
Other personnel benefits	14.511	9.231	-	-
Otros	28.255	54.022	33.123	44.660
Total	**16.188.882**	**15.899.657**	**8.695.572**	**8.139.227**

1) In Aguas Andinas S.A., these are shown net of advances made during the periods ended June 30, 2007 and 2006 for ThCh$ 522,826 and ThCh$ 108,837 respectively.

The amounts of write-offs are shown in Note 4 (Short and long term receivables).

17.- Severance payments.

As of June 30, 2007 and 2006, the provision for severance indemnities (including the part classified as short term) showed the following movement:

	2007 ThCh$	2006 ThCh$
Initial balance	9.855.190	9.203.725
Increase in provision	170.447	53.461
Payments in period	(805.175)	(240.101)
Price-level restatement	157.917	119.751
Total	**9.378.379**	**9.136.836**

The severance indemnity has been calculated in accordance with the explanation in Note 2 s).

The charge to income for these items, including the indemnities related to clause 161 of the Labor Code, at June 30, 2007 and 2006 amounts to ThCh$ 196,383 and ThCh$ 146,479 respectively.

18.- Minority interest.

The proportion belonging to the minority interest is as follows:

Name	Percentage of minority interest 2007 %	2006 %	Minority Interest in Equity 2007 ThCh$	2006 ThCh$	Minority Interest in Result 2007 ThCh$	2006 ThCh$
Aguas Andinas S.A.	49,89766	49,89766	195.310.486	193.605.802	(25.082.863)	(23.230.609)
Aguas Los Dominicos S.A.	0,01292	0,01421	906	1.000	-72	-84
Aguas Cordillera S.A.	0,00001	0,00001	8	7	(1)	(1)
Aguas Cordillera S.A. (ex Comercial Orbi II S.A.)	0,00997	0,00000	9.545	0	(784)	-
Total			195.320.945	193.606.809	(25.083.720)	(23.230.694)

In January 2006, Aguas Cordillera S.A. acquired 28 shares in its subsidiary Aguas Los Dominicos S.A., equivalent to 0.03617% of the total share capital.

In October 2006, Aguas Cordillera S.A. acquired 1 share in the subsidiary Aguas Los Dominicos S.A., equivalent to 0.00129% of the total share capital.

In October 2006, Aguas Cordillera S.A. sold 1 share in Comercial Orbi II S.A.

19.- Changes in shareholders' equity.

The changes in the equity of the Company during the 2007 and 2006 periods were the following:

The extraordinary shareholders meeting held on April 24, 2007 agreed the following:

- To distribute net income of ThCh$ 8,845,300 in cash and pro rata to the shareholdings.

- To reduce the capital by ThCh$ 19,512,800. Formalized by a capital amendment deed dated May 28, 2007, payable on July 25, 2007, and shown in Accounts payable to related companies.

The ordinary shareholders meeting of April 27, 2006 agreed to:

- Distribute net income equivalent to ThCh$5,974,400 (historic) in cash pro rata to the shareholdings.
- Reduce capital by ThCh$ 33,609,900 (historic), formalized by a public deed modifying the capital dated May 10, 2006. The amount of the reduction was distributed in cash pro rata to the shareholdings.

The board meeting held on September 27, 2006 agreed to:

- Distribute ThCh$ 14,133,000 as an interim dividend against the net income for 2006. This was distributed in cash pro rata to the shareholdings.

Other reserves:
In accordance with Technical Bulletin 72 of the Chilean Institute of Accountants, paragraph 29, combination of companies under common control based on the methodology of unification of interests, the equity changes in the subsidiary Aguas Andinas S.A. caused by that company's increase in investments, due to purchases of shares in Gestión y Servicios S.A., Aguas Cordillera S.A. (ex Comercial ORBI II S.A.) and Aguas Manquehue S.A., were recorded in Other reserves. On the other hand, it disposed of its complete holding in Aguas Cordillera S.A..

	Paid capital ThCh$	Reserve restatement of capital ThCh$	Other reserves ThCh$	Retained earnings ThCh$	Interim dividends ThCh$	Result for the year ThCh$
Initial balance	461.826.633		3.028	303.944	(14.076.468)	22.617.684
Distribution previous year's result				8.541.516	14.076.468	(22.617.684)
Final dividend previous year				(8.845.300)		
Capitalization reserves &/or profits						
Capital reduction	(19.512.800)					
Restatement of capital		8.540.552	58	61.920		
Interim dividends						
Result for the period						13.982.985
Closing balance	**442.313.833**	**8.540.552**	**3.086**	**62.080**		**13.982.985**

	Paid capital ThCh$	Reserve restatement of capital ThCh$	Other reserves ThCh$	Retained earnings ThCh$	Interim dividends ThCh$	Result for the year ThCh$
Initial balance	485.871.813			285.884	(11.129.475)	17.103.981
Distribution previous year's result				5.974.506	11.129.475	(17.103.981)
Final dividend previous year				(5.974.400)		
Capital reduction	(33.609.900)					
Restatement of capital		5.042.101		15.094		
Result for the period						14.224.845
Closing balance	**452.261.913**	**5.042.101**		**301.084**		**14.224.845**
Restated balances	**465.377.508**	**5.188.322**		**309.815**		**14.637.366**

Number of shares

Series	N° subscribed shares	N° paid shares	N° shares with voting rights
SOLE	1.000.000.000	1.000.000.000	1.000.000.000

Capital (ThCh$)

Series	Subscribed capital	Paid capital
SOLE	442.313.833	442.313.833

20.- Other Non-Operating Income and Expenses.

The detail of other non-operating income and expenses as of June 30, 2007 and 2006 is as follows:

Other non-operating income		2007 ThCh$	2006 ThCh$
Refinancing agreement & other income	(1)	752.765	583.697
Services to third parties	(2)	449.919	943.483
Gain on sale of shares		-	1.589.392
Fines & indemnities from suppliers & contractors		329.993	386.571
Services to customers		108.663	38.550
Property rentals		97.804	114.750
Insurance claims		45.861	-
Recognition of overdue obligations		46.695	67.514
Sales of materials		104.336	-
Other		86.541	39.447
Total other income		**2.022.577**	**3.763.404**

Other non-operating expenses	2007 ThCh$	2006 ThCh$
Donations	89.148	145.947
Asset shortfalls	-	53.486
Fines	3.317	1.996
Legal expenses	12.589	19.340
Discontinued projects & studies	127.587	-
Loss on sale of assets	16.010	5.066
Obsolescence of assets	52.285	36.832
Cost of third-party services	-	78.278
Forward contract exchange difference	-	65.283
Others	16.245	25.690
Total other expenses	**317.181**	**431.918**

(1) Mainly relate to agreements signed with property developers under which Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Manquehue S.A. are obliged to add certain areas to their concession zones and to provide the public sanitation services in these indefinitely.

(2) Services for third parties relates to those services associated with the business, mainly engineering services.

21.- Price-level restatements

The detail of price-level restatements, calculated as stated in Note 2 e), is the following:

	Indexation unit	30-06-2007 ThCh$	30-06-2006 ThCh$
Assets (charges) / credits			
Inventories	CPI	-60.017	-6.624
Fixed assets	CPI	11.469.814	6.748.444
Goodwill	CPI	6.257.356	4.103.146
Other monetary assets	CPI	184.406	148.198
Intangibles.	CPI	696.638	356.332
Otros Activos No Monetarios.	CPI	442.312	251.710
Otros Activos Monetarios.	UF	56.690	60.157
Otros Activos No Monetarios	UF	126.130	34.735
Cuentas De Gastos Y Costos	CPI	592.110	482.120

Total credits		**19.765.439**	**12.178.218**
Liabilities (charges) / credits			
Patrimonio	CPI	(8.602.530)	(5.203.854)
Interes Minoritario.	CPI	(3.368.208)	(1.905.644)
Obligaciones Con El Publico (Bonos).	UF	(3.163.792)	(2.122.031)
Documentos Por Pagar.	UF	(253.864)	(153.452)
Obligaciones Con Bancos.	UF	0	0
Pasivos Monetarios.	UF	(298.962)	(160.387)
Pasivos Monetarios.	CPI	(259.362)	(141.550)
Pasivos No Monetarios.	CPI	(136.487)	(52.891)
Pasivos No Monetarios	UF	(83.762)	(38.575)
Cuentas De Ingresos	CPI	(1.601.089)	(1.329.365)
Total (charges)		**(17.768.056)**	**(11.107.749)**
Gain from price-level restatements		**1.997.383**	**1.070.469**

22.- Exchange differences

Exchange differences during the periods ended June 30, 2007 and 2006 were as follows:

	Currenc	30-06-2007 ThCh$	30-06-2006 ThCh$
Assets (charges) / credits			
Disponible	Dolar	(472)	3.573
Marketable securities	Euros	404	46.148
Otros Activos	Dolar	430	(80)
Otros Activos	Euros	(106)	564
Existencias	Dolar	13.064	9.433
Existencias	Euros	(232)	(68)
Accounts receivable	Euros	284	-
Sundry debtors	Euros	(231)	-
Total credits		**13.141**	**59.570**
Liabilities (charges) / credits			
Cuentas Por Pagar	Dolar	1.133	(1.518)
Cuentas Por Pagar	Euros	1.208	(1.239)
Acreedores Varios	Dolar	(299)	60
Withholdings	Dolar	(3.079)	(4.874)
Withholdings	Euros	-	(306)
Accounts payable related companies	Dolar	(799)	-
Otros Pasivos	Euros	(135)	(812)
Total credits		**(1.971)**	**(8.689)**
Gain on exchange differences		**11.170**	**50.881**

23.- Share and bond issue and placement costs.

During the months of September 2001, December 2002, May 2003, December 2005 and January 2006, the subsidiary Aguas Andinas S.A. issued and placed bonds on the domestic market. In accordance with Circular 1,370 of the Superintendency of Securities and Insurance, the issue and placement costs relating to credit-rating agencies, stamp tax and other general expenses were capitalized. These expenses are recorded in Other Assets and are broken down as follows:

Bonds	Gross capitalized expenses 2007 ThCh$	2006 ThCh$	Amortization period Years
Series B	553.252	553.209	21
Series C	1.309.168	1.309.067	8
Series E	127.342	124.362	7
Series F	2.059.014	2.055.916	21
Total	**4.048.776**	**4.042.554**	

24.- Statement of cash flows.

In the Statement of cash flows, cash equivalents consist of financial investments, including time deposits, marketable securities and repurchase agreements with terms of less than 90 days from their investment dates. The detail of the balance of cash and cash equivalents is as follows:

	2007 ThCh$	2006 ThCh$
Cash & banks	267.536	161.817
Time deposits	19.548.109	719.119
Marketable securities	692.962	940.459
Balance of cash & cash equivalents	**20.508.607**	**1.821.395**

Financing cash flows:

The financing cash flows generated in the 2007 and 2006 periods under the heading of Other sources of finance, represent the collection of reimbursable financing contributions from customers, in accordance with current legislation (Decree Law N° 70 of 1988).
The item Other financing disbursements shows the payments and prepayments of promissory notes issued for reimbursable financing contributions.

Investment cash flows:

Investment activities committing future cash flows for construction works whose amounts at June 30, 2007 and 2006 were ThCh$ 4,672,608 and ThCh$ 7,800,864 respectively.

26.- Contingencies and Restrictions

a) Direct guarantees

Performance bonds and guarantee policies have been given to third parties for ThCh$ 10,553,845 and ThCh$ 14,874,322 as of June 30, 2007 and 2006 respectively, as shown in the table.

b) Lawsuits pending

The following are the sanitation subsidiaries' principal lawsuits pending:

· Court: 15th Civil Court of Santiago; Case file: 1337-1996

Aguas Andinas S.A. was sued by a private individual for not having been able to exploit mining deposits on land that was expropriated by the Treasury for the construction of the El Yeso reservoir. At the time of the expropriation, Aguas Andinas S.A. was not the owner of the reservoir as this was transferred to it in 1990. The amount is not determined. The appeals court confirmed the judgment in the first instance which rejected the demand against Aguas Andinas S.A. and revoked the sentence against the Treasury, dismissing the demand against it. Proceedings terminated, favorable to Aguas Andinas S.A..

Court: 11th Civil Court of Santiago; Case file: 5716-1999

Aguas Andinas S.A. was sued severally by a gas company for damages to a pipeline made by a construction company. Aguas Andinas S.A. alleges that it has no responsibility for this incident as it has no relationship whatsoever with the cause of the damage. The amount demanded is ThCh$85,816, plus indexation and interest. Sentence in the first instance rejected the suit against Aguas Andinas S.A. accepting only a part of the suit against the construction company for a far lower figure. The gas company has appealed and asked that the suit be entirely accepted, also against Aguas Andinas S.A.

Court: 29th Civil Court of Santiago; Case file: 1400-2001

An individual sued Aguas Andinas S.A. alleging having suffered enormous damage on the sale of 8.1 hectares of land for the construction of part of the El Trebal Plant. Aguas Andinas S.A. claims to have paid a fair price. The amount sought is approximately ThCh$120,000.
Sentence was given in the first instance rejecting the demand in all its parts. The plaintiff has appealed. The court confirmed the sentence in the first instance. Proceedings closed.

Court: 14th Civil Court of Santiago; Case file: 169-2003

A company sued Aguas Andinas S.A. seeking the absolute nullity of Sociedad Gestión y Servicios S.A. in which Aguas Andinas S.A. had a 1% shareholding at the time of the demand.
Final sentence was given in the first instance denying the suit and condemning the plaintiff to pay the costs. The plaintiff has appealed.

· Court: 11th Civil Court of Santiago; Case file: 3541-2004

Aguas Andinas S.A. was sued for the payment of an indemnity for extra-contractual liability for environmental damage in breach of Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odors from the Santiago Poniente Plant and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to the local residents, in addition to enormous financial damage as a result of the drop in the value of their properties. Amount involved: U.F. 506,594. Current status: First instance – discussion period. Exceptions were presented in order to correct irregularities in the suit and in the procedure that led to the damages under Law 19,300. There is a moderate possibility of success in this case. In any case, the result will depend on the proof of damages submitted, a stage that has still not begun.

· Court: 19th Civil Court of Santiago; Case file: 2632-2004

A private individual is requesting the reversal of the sale of some water rights to Aguas Andinas S.A. through a third party, sustaining that this has violated their rights. They are demanding the restitution of the water rights that were acquired for U.F. 5,525. State of the case: Sentence accepted the demand; an appeal was made.

11th Civil Court of Santiago; Case No.13.214 - 2004

Aguas Andinas S.A. was sued for damages and extra-contractual liability for environmental damage, an offence under Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odors from the Santiago Poniente Plants and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to the neighbors, in addition to an enormous financial damage as a result of the drop in the value of their properties. Amount demanded: U.F. 410,759 plus indexation and interest. Current status: First instance - discussion period. Exceptions were presented in order to correct irregularities in the suit. There is a moderate possibility of success; the result will depend on the proof of damages submitted. The process has not yet commenced.

18th Civil Court of Santiago; Case No. 322-2005

Aguas Andinas S.A. was sued for technical faults and defects at the La Farfana Sewage Plant, causing bad odors that have affected the physical and psychological health of the local residents. Amount demanded: ThCh$3,890,000 plus indexation and interest. It is believed improbable that damage can be shown to have affected or put at risk the psychological or physical health of the plaintiffs from the bad odors. Even so, the success of the demand will depend on the evidence. The proceedings have not yet begun.

·5th Civil Court of Santiago; Case: 10852-2005

Aguas Andinas S.A was demanded for its civil liability for the accidental death of Mario Cañete Muñoz, a worker at the Kennedy-Estoril works. Amount demanded: ThCh$110,000 approximately, plus indexation, interest and costs. Present position: Evidence period. Expected result: the demand should be rejected with respect to Aguas Andinas, as the company was not responsible for the works.

19th Civil Court of Santiago - Case: 1105-2006

Aguas Andinas S.A was sued for damages and extra-contractual liability for environmental damage under Law 19,300. The absence of a timely and suitable solution to the bad odors from the West Santiago plants and later the La Farfana plant are alleged to have caused prolonged suffering or moral damage to residents and an enormous patrimonial damage affecting the value of their properties.

State of the case: first instance, discussion period. Exceptions have been presented to correct mistakes in the demand. Amount demanded: ThCh$940,000 plus indexation and interest. Expected result: it is improbable that damage or threat to the physical and mental health of the plaintiffs, and damages for annoyance to residents, can be proven. Success will depend on the evidence of damage; the process stage has not yet begun.

·24th Civil Court of Santiago. Case: 6539-2006

A company is suing CORFO for the restitution of reappraisal of land at a property in Avenida Andrés Bello, Las Condes, Santiago. This land was acquired by Corfo through a sale by Aguas Andinas S.A. in September 1999.
Amount demanded: undetermined. State of the case: evidence stage. Estimated result: the demand should be rejected.

·27th Civil Court of Santiago; Case: 552-2007

Aguas Andinas S.A. was sued, jointly with other institutions by an individual intending to nullify Resolution DGA 3268 which approved the El Trebal discharge works, Ministry of the Economy Supreme Decrees 76 and 100, that sets tariff formulas for the periods 2000-2005 and 2005-2010 respectively.
Amount demanded: undetermined. State of the case: discussion period.
Estimated result: The demand should be rejected.

Case No.4693-99, 11th Civil Court of Santiago. Demand for damages made by 79 residents of the district of Lo Barnechea concerning supply problems on October and November 1996. The corrected demand is for ThCh$728,626. State: discussion period ended. There are good probabilities that the Company will win the case.

Case No. 1158-2002, 8th Civil Court of Santiago. Demand for moral damages following dismissal for dishonesty of a former employee of the Company, which was declared as

unjustified by the Supreme Court. Demand ThCh$140,000. State: sentence favorable to the Company. The plaintiff presented an appeal. It is probable that the court will confirm the judgment in the first instance.

Arbitration. Arbitration proceedings concerning compliance with the agreement signed on November 10, 1980 before the notary Raúl Undurraga Laso. It is sought that the Company design and construct a device for supplying 30 liters per second at the foot of the La Dehesa dam. Amount: approximately UF 30,000. State: sentence given favorable to the Company. Proceedings closed.

Arbitration proceedings concerning the ineffectiveness of the agreement signed on November 10, 1980 before the notary Raúl Undurraga Laso. Such ineffectiveness occurred through force of law following the coming into force of the laws and regulations covering the sanitation business. The obligations arising under the agreement and their amendments are therefore non-existent. Amount: UF 583,983.89. State: conciliation period. Estimated result: should be favorable to the Company.

·Case 1189-2004, 19th Civil Court of Santiago. Claim against fine for non-compliance with the written orders and instructions of the SISS, by not sending information on time for the "sewage treatment coverage" and "drinking water production" process. Resolution 426 of February 9, 2004 of 10 UTA. State: Unfavorable sentence, appealed, probability of a reduced fine.

· Case: 2829-2003, 7th Civil Court of Santiago. Claim against Resolution 1194 of May 19, 2003 that applied a fine of 26 UTM concerning discharges from the Los Trapenses sewage treatment plant on July 16, 2002 that exceeded the legally permitted limit.
State: Appeal allowed against the sentence rejecting the demand. Result: little possibility of appeal being accepted: the fine applied would remain.

Case No. 1134-2004, 7th Civil Court of Santiago. Claim against fine of 15 UTA for non-compliance with written orders and instruction of the Superintendency of Sanitation Services (SISS), by not sending information on time for the "sewage treatment coverage" and "drinking water production" process. State: Sentence unfavorable. Appealed. Result: it is probable the sentence will be confirmed.

·Case No.15.178-2006, 27th Civil Court of Santiago. Claim against Resolution 554 which applied a fine of 30 UTA for non-compliance with written instructions of the SISS with respect to providing information on costs and expenses for the year 2004. State: claim presented. Result: moderate possibility of a reduced fine being accepted.

· The Company is party to other more minor lawsuits brought by and against it.

The management, together with their legal advisers, consider that the above lawsuits will have no material effect on the financial statements. Nevertheless, provisions have been made, as shown in Note 14.

c) Bond issue covenants

The Company has the following restrictions and obligations arising from the issuance of bonds on the domestic market:

1.- Send to the bond-holders' representative a copy of the quarterly and annually audited unconsolidated and consolidated financial statements and of the subsidiaries registered with the Superintendency of Securities and Insurance, within the same time limits for sending these to the Superintendency of Securities and Insurance, together with all the public information reported to that Superintendency.

2.- Record in its books any provisions for adverse contingencies that may arise and which, in management's opinion, should be reflected in its own and/or its subsidiaries' financial statements.

3.- Maintain insurance coverage that reasonably protects its assets including its main offices, buildings, plants, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.

4.- The Company promises to ensure that its transactions with its subsidiaries and other related parties are carried out in equitable conditions similar to those normally prevailing in the market.

5.- Maintain a debt ratio no greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio of liabilities to shareholders' equity.

6.- The Company may not sell, assign or transfer essential assets (public-utility concessions granted by the S.I.S.S for Greater Santiago), except for contributions or transfers of essential assets to subsidiary companies.

d) Bank loan covenants

The Company has the following obligations and restrictions contained in loan agreements with several local banks:

1.- A debt ratio not greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio of liabilities to shareholders' equity.

2.- Prohibition on the disposal or loss of title over essential assets except for contributions or transfers of essential assets to subsidiaries.

3.- Send to the different banks with which the Company has credit facilities, a copy of its quarterly and annually audited unconsolidated and consolidated financial statements within a maximum of five days from the time they are sent to the Superintendency of Securities and Insurance.

4.- Record in its books any provisions for adverse contingencies that may arise and which, in the management's opinion, should be reflected in the financial statements of the Company.

5.- Maintain insurance cover that reasonably protects its assets including its main offices, buildings, plants, inventories, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.

6.- Send a certificate signed by the chief executive of the Company confirming compliance with the obligations assumed in the loan agreement.

7.- Prohibition on the payment of dividends if there is a case of past due payments or delays in the payment of some loan instalment, except for the obligatory minimum dividend.

8.- Maintain a financial expense coverage ratio of at least 3:1 calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio between operating income plus depreciation and amortization of intangible assets for the year, divided by financial expenses.

9.- Prohibition on the liquidation or dissolution of the Company, its operations or the business in which it engages; or to participate in any action or contract with the purpose of creating a merger or a consolidation, except in the case of a merger with its present subsidiaries.

10.- The Company promises to ensure that its transactions with its subsidiaries and other related parties are carried out in equitable conditions similar to those normally prevailing in the market.

The sanitation subsidiaries comply with all the provisions of Decree Law 382 of the General Sanitation Service Law 1988, and with its regulation (Ministry of Public Works decree 1199/2004 published in November 2005).

Direct guarantees

Creditor	Debtor	Type of guarantee	Balance pending payment at date of the financial statements	
			30-06-2007 ThCh$	30-06-2006 ThCh$
Chilectra S.A.	Aguas Andinas S.A.	Performance bond	9.312	-
Constructora Norte Sur S.A.	Aguas Andinas S.A.	Performance bond	-	171.144
Hydraulic Works Department	Aguas Andinas S.A.	Performance bond	11.019	2.696
Regional Highways Authority	Aguas Andinas S.A.	Performance bond	30.320	1.680
Empesa de Ferrocarriles	Aguas Andinas S.A.	Performance bond	2.458	2.465
Enersis S.A.	Aguas Andinas S.A.	Performance bond	-	9.339
Municipality of La Granja	Aguas Andinas S.A.	Performance bond	1.117	-
Municipality of Las Condes	Aguas Andinas S.A.	Performance bond	3.000	1.029
Municipality of Peñalolen	Aguas Andinas S.A.	Performance bond	5.587	-
Municipality of Providencia	Aguas Andinas S.A.	Performance bond	20.972	21.033
Municipality of Quinta Normal	Aguas Andinas S.A.	Performance bond	-	1.827
Municipality of Renca	Aguas Andinas S.A.	Performance bond	6.500	-
Municipality of San Bernardo	Aguas Andinas S.A.	Performance bond	-	5.603
Municipality of Santiago	Aguas Andinas S.A.	Performance bond	17.304	17.375
S.I.S.S.	Aguas Andinas S.A.	Guarantee policy	324.433	8.132.554
S.I.S.S.	Aguas Andinas S.A.	Performance bond	4.421.325	-
Serviu Metropolitano	Aguas Andinas S.A.	Performance bond	1.213.359	2.175.161
Enersis S.A.	Aguas Cordillera S.A.	Performance bond	-	-
Municipality of Las Condes	Aguas Cordillera S.A.	Performance bond	5.500	2.573
Municipality of Lo Barnechea	Aguas Cordillera S.A.	Performance bond	9.312	162.705
Municipality of Vitacura	Aguas Cordillera S.A.	Performance bond	37.248	37.356
S.I.S.S.	Aguas Cordillera S.A.	Performance bond	1.534.598	1.746.136
S.I.S.S.	Aguas Cordillera S.A.	Guarantee policy	640.388	674.807
Serviu Metropolitano	Aguas Cordillera S.A.	Performance bond	102.433	28.017
Chilectra S.A.	Aguas Cordillera S.A.	Performance bond	1.117	1.121
Ministry of Public Works	Aguas Cordillera S.A.	Performance bond	277.165	277.963
Costanera Norte S.A.	Aguas Cordillera S.A.	Performance bond	-	140.027
S.I.S.S.	Aguas Manquehue S.A.	Performance bond	68.835	-
S.I.S.S.	Aguas Manquehue S.A.	Guarantee policy	10.000	55.168
Municipality of Lo Barnechea	Aguas Manquehue S.A.	Performance bond	993.283	386.649
Serviu Metropolitano	Aguas Manquehue S.A.	Performance bond	447.539	386.649
S.I.S.S.	AguasLos Dominicos S.A.	Performance bond	111.279	263.411
Conama	Anam S.A.	Performance bond	198.985	-
Global Water System S.A.	Ecoriles S.A.	Performance bond	-	-
Ferroval	Gestión y Servicios S.A.	Performance bond	-	-
Total			10.504.388	14.704.488

27.- Guarantees received from third parties

As of June 30, 2007 and 2006, the subsidiaries have received documents in guarantee for ThCh$ 16,678,113 and ThCh$ 17,219,350 respectively, arising principally from works contracts with construction companies to guarantee full performance of their contracts. There are also other guarantees covering service and materials supply contracts to ensure their prompt provision or delivery.

The following is a detail of the more significant bank guarantees received as of June 30, 2007:

Aguas Andinas S.A.

Contractor	Amount ThCh$	Maturity date
Ebco S.A.	60.487	02-01-2008
Gersa Gestión Ecol. De Residuos S.A.	61.311	26-10-2007
Arauco S.A.	61.460	18-08-2007
Besalco	61.460	18-08-2007
Nibsa S.A.	62.940	15-06-2009
Telefónica del Sur S.A.	62.989	12-11-2007
Soc. Constructora Rupanco S.A.	64.681	30-07-2007
Consorcio Nacional de Distribución y Logistica	64.729	01-03-2008
Copergo Ltda.	65.185	01-09-2008
Cia. Chilena de Medición S.A.	66.005	08-07-2007
Inmobiliaria Cono Sur Ltda.	67.047	26-12-2007
Luis Eduardo Pérez Castro	67.696	18-04-2008
Cía. De Seguros de Vida Cruz del Sur	72.858	31-03-2011
Ing. y Const Nva Pacifico Sur Ltda.	74.497	01-02-2009
Inmobiliaria Kero S.A.	74.497	25-01-2008
Luxagua Ingenieria Ltda.	74.497	31-08-2009
Aguas de Levante S.A. Chile	74.545	03-07-2007
Ecosan Ltda.	78.946	10-10-2007
Dalco Ingenieria Ltda.	88.722	16-05-2008
SNF Chile S.A.	89.396	31-08-2009
Marcelino Carrasco y Cía. Ltda.	93.121	03-05-2009
Analisis Ambientales S.A.	96.846	24-10-2007
Renta Equipos Leasing	98.160	11-07-2007
Cosntrucciones y montajes Com S.A.	110.141	28-05-2009
Constructora Belfi-Bcf Ltda.	111.745	28-12-2007
Ing. y Construcción MST S.A.	115.191	30-04-2008
Ing. y Construcción MST S.A.	115.191	30-04-2010
Constructora Acsa Andina	120.604	25-09-2007
Agbar Servicios Compartidos S.A.	132.706	15-06-2009
Constructora Cosal S.A.	145.269	28-05-2009
Captagua Ingeniería S.A.	147.941	16-05-2008
Ing. y Construcción MST S.A.	151.074	31-01-2008
Ing. y Construcción MST S.A.	151.074	09-11-2009
Captagua Ingeniería S.A.	151.562	08-04-2009
Inmobiliaria Compases S.A.	160.047	12-10-2008
Gtech Corporation Chile	182.331	24-10-2007
Chilectra S.A.	186.242	01-08-2007
Jara Gumucio S.A.	207.000	02-01-2008
Constructora Vespucio Norte S.A.	223.490	05-09-2007
Itt Sanitaire	224.542	30-10-2007
Soc. General de Montaje S.A.	227.332	31-01-2008
KDM S.A.	279.363	10-01-2008
Degrémont Ltda.	284.950	25-04-2009
Cía de Petróleos de Chile Copec S.A.	313.162	20-03-2008
Ing. y Construcción MST S.A.	352.505	31-01-2008
Ing. y Construcción MST S.A.	352.505	09-11-2009
Cadagua Agencia en Chile	1.200.011	31-03-2008
Degrémont S.A.	2.272.879	31-10-2008
TOTAL	**9.600.932**	

Aguas Cordillera S.A.

Contractor	**Amount** ThCh$	**Maturity date**
Constructora Trébol Ltda.	21.790	30-04-2007
Dalco Ingeniería S.A.	29.707	01-02-2007
Inmob. y Const. Nueva Pacífico Sur Ltda	32.716	01-04-2006
Ing. y Const. Eugenio Diaz S.A.	33.452	03-05-2007
Sociedad Constructora Rupanco S.A.	33.770	17-08-2007
Captagua Ingenieria. S.A.	38.547	30-09-2007
Sociedad General de Montajes S.A.	40.082	26-03-2007
Marcelino Carrasco Bahamondes y Cia.	46.560	31-07-2007
Degremont Ltda.	48.351	15-02-2007
ICM S.A.	53.143	09-01-2007
Inmobiliaría Manquehue Oriente S.A.	53.191	20-08-2007
Captagua Ingenieria. S.A.	55.826	17-07-2006
Sondajes Ltda.	62.333	01-09-2006
Captagua Ingenieria. S.A.	69.021	25-05-2006
Constructora Trébol Ltda.	71.677	28-02-2007
Captagua Ingenieria. S.A.	133.232	27-02-2006
Socovesa Ingeniería y Construcción S.A.	145.983	30-09-2006
Icafal Ingeniería y Construcción S.A.	256.400	03-04-2006
TOTAL	**1.225.781**	

Aguas Los Dominicos S.A.

Contractor	Amount ThCh$	Maturity date
Captagua Ingenieria S.A.	2.946	20-08-2007
Inmobiliaria Los Quiyalles de Apoquindo S.A.	2.794	14-09-2007
Inmobiliaria Los Quiyalles de Apoquindo	2.794	14-09-2007
Inmobiliaria Los Quiyalles de Apoquindo	2.794	14-09-2007
Inmobiliaria Los Quiyalles de Apoquindo	2.794	14-09-2007
Empresa Constructora Vicam Ltda.	3.381	30-10-2007
Servicios y Asesorías Profesionales S.A.	3.000	30-06-2008
ICM S. A.	2.599	08-06-2008
Constructora Olbertz Ltda.	15.466	10-01-2008
TOTAL	**38.568**	

Ecoriles S.A.

Contractor	Amount ThCh$	Maturity date
Constructora Pumpin & Irarrazaval S.A.	30.962	27-12-2007
Constructora Valco S.A.	38.588	30-12.2007
TOTAL	**69.550**	

Gestión y Servicios S.A.

Contractor	Amount ThCh$	Maturity date
Ing. y Const. Eugenio Diaz S.A.	32.955	31-08-2007
Subcentro Las Condes S.A.	13.409	15-01-2007
Subcentro Las Condes S.A.	13.409	16-12-2007
Subcentro Las Condes S.A.	13.409	15-09-2007
Subcentro Las Condes S.A.	13.409	16-10-2007
Subcentro Las Condes S.A.	13.409	15-08-2007
Subcentro Las Condes S.A.	13.409	16-07-2007
Subcentro Las Condes S.A.	13.409	15-02-2008
Subcentro Las Condes S.A.	13.409	15-11-2007
Subcentro Las Condes S.A.	13.409	17-03-2008
I.y Const. Nva. Pacifico Sur Ltda.	2.591	12-11-2007
I.y Const. Nva. Pacifico Sur Ltda.	3.592	08-10-2007
Empresa Const. COTA MIL Ltda.	2.265	07-09-2007
TOTAL	**162.084**	

The subsidiary Anam S.A. has received no performance bonds from third parties.

28- Local and foreign currencies

The Company shows the following assets and liabilities in local and foreign currency as of June 30, 2007 and 2006:

Assets

	Currency	30-06-2007 ThCh$	30-06-2006 ThCh$
Current assets			
Time deposits	Non-indexed Ch$	19.548.109	719.119
Trade accounts receivable	Non-indexed Ch$	35.243.608	32.645.547
Sundry debtors	Indexed Ch$	57.044	57.629
Sundry debtors	Euros	1.175	394
Sundry debtors	Dollar	775	2.668
Sundry debtors	Non-indexed Ch$	381.692	483.343
Cash & banks	Non-indexed Ch$	267.009	152.660
Cash & banks	Dollar	527	9.157
Notes receivable	Non-indexed Ch$	284.300	454.274
Notes receivable	Indexed Ch$	2.616.026	1.908.239
Notes receivable related cos.	Non-indexed Ch$	47.884	17.966
Inventories	Indexed Ch$	1.723.337	1.297.786
Prepaid expenses	Indexed Ch$	715.259	580.273
Prepaid expenses	Non-indexed Ch$	3.793	917
Deferred taxes	Indexed Ch$	1.090.423	1.015.030
Recoverable taxes	Non-indexed Ch$		
Recoverable taxes	Indexed Ch$	246.268	368.112
Other current assets	Non-indexed Ch$	284.980	4.836
Other current assets	Indexed Ch$	1.395.860	1.385.423
Marketable securities	Non-indexed Ch$	692.962	940.459
Marketable securities	Euros	0	0
Fixed assets			
Fixed assets	Indexed Ch$	609.493.720	607.829.190
Other assets			
Goodwill	Indexed Ch$	322.576.643	348.601.064
Negative goodwill	Indexed Ch$	-1.017	-1.088
Long-term debtors	Non-indexed Ch$	1.135.890	1.332.467
Long-term debtors	Indexed Ch$	7.640.922	7.461.298
Intangible assets (net)	Indexed Ch$	38.160.131	39.133.152
Others	Indexed Ch$	1.718.102	892.099
Others	Non-indexed Ch$	12.584.933	14.143.252
Total assets			
	Non-indexed Ch$	70.475.160	50.894.840
	Dollar	1.302	11.825
	Indexed Ch$	987.432.718	1.010.528.207
	Euros	1.175	394

Current liabilities

		Up to 90 days				90 days to 1 year		
		30/06/2007		30/06/2006		30/06/2007		30/06/2
	Currency	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$
Bonds payable current portion	Indexed Ch$	1.260.327	5,30%	12.451.864	4,25%	14.938.759	4,24%	1.307.597
Bank borrowings - short term	Non-indexed Ch$	7.850.461	5.45%	11.809.892	5.16%	-	-	-
Accounts payable	Non-indexed Ch$	9.409.064	-	11.546.548	-	-	-	-
Accounts payable	Indexed Ch$	168.310	-	14.710	-	-	-	-
Accounts payable	Euros	3.508	-	8.436	-	-	-	-
Accounts payable	Dollar	47.587	-	147.492	-	-	-	-
Notes payable	Indexed Ch$	48.357	6.43%	320.474	6,76%	268.971	7,14%	105.895
Sundry creditors	Non-indexed Ch$	61.608	-	67.073	-	-	-	53.443
Sundry creditors	Indexed Ch$	1.282.284	4.34%	404 994	4.34%	12.587	4.34%	1.154.124
Provisions	Non-indexed Ch$	8.943.744	-	9.840.693	-	7,170.953	-	5.859.590
Withholdings	Non-indexed Ch$	6.379.470	-	6.099.392	-	-	-	-
Income tax	Non-indexed Ch$	-	-	-	-	1.287.350	-	769.386
Notes & accounts payable related companies	Non-indexed Ch$	19.512.800	-	1.250.576	-	-	-	-
Unearned income	Indexed Ch$	703.029	-	476.493	-	1.324.638	-	1.223.012
Unearned income	Non-indexed Ch$	473.186	-	89.073	-	-	-	-
Provisions	Indexed Ch$	74 185	-	199.374	-	-	-	-
Notes payable	Non-indexed Ch$	-	-	125.767	7,81%	39.446	7,81%	1.864
Bank borrowings - current portion long term	Non-indexed Ch$	345.660	6.25%	4.457.061	6,78%	-	-	7.227.010
Other liabilities	Non-indexed Ch$	-	-	433	-	-	-	-
Notes & accounts payable related companies	Euros	3.317	-	1.761.832	-	-	-	-
Notes & accounts payable related companies	Indexed Ch$	932.379	1.97%	-	-	-	-	-
Notes payable	Non-indexed Ch$	49.155	-	-	-	13.305	-	-
Notes payable	Indexed Ch$	-		3.993	-			11.979
Bank borrowings - current portion long term	Indexed Ch$	-	-	-	-	-	-	-
Total current liabilities								
	Indexed Ch$	4.468.871		13.871.902		16.544.955		3.802.607
	Non-indexed Ch$	53.025.148		45.286.508		8.511.054		13.911.293
	Euros	6.825		1.770.268		-		-
	Dollar	47.587		147.492		-		-

Long-term liabilities – 2007 period

Long-term liabilities		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years	
	Currency	Amount ThCh$	Average interest rate %	Amount ThCh$	Average interest rate %	Amount ThCh$	Average interest rate %	Amount ThCh$	Average interest rate %
Bank borrowings	Non-indexed Ch$	5.139.333	6,24%	20.952.667	6,35%	52.974.667	6,30%	-	-
Bonds payable	Indexed Ch$	35.643.735	4,28%	48.902.912	4,16%	34.958.999	4,78%	66.386.220	4,78%
Notes payable	Indexed Ch$	550.655	7,48%	182.912	6,86%	22.925.693	5,49%	12.290.431	3,51%
Sundry creditors	Indexed Ch$	826.674	-	-	-	-	-	-	-
Provisions	Indexed Ch$	231.860	-	231.860	-	648.886	-	7.582.966	-
Deferred taxes	Indexed Ch$	544.425	-	536.573	-	1.341.433	-	1.353.282	-
Other liabilities	Indexed Ch$	567.250	-	91,908	-	42.214	-	-	-
Other liabilities	Non-indexed Ch$	18.658	-	-	-	-	-	-	-
Sundry creditors	Indexed Ch$	7.836	4,34%	-	-	-	-	-	-
Sundry creditors	Non-indexed Ch$	1.800	-	-	-	-	-	-	-
Other liabilities	Indexed Ch$	46.430	8,63%	100.135	8,85%	-	-	-	-
Total long-term liabilities									
	Indexed Ch$	38.418.885	#	50.046.300	#	59.917.225	#	87.612.899	
	$ No Reajustables	5.159.791	#	20.952.667	#	52.974.667	#	-	

Long-term liabilities – 2006 period

Long-term liabilities		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years	
	Currency	Amount ThCh$	Average interest rate %	Amount ThCh$	Average interest rate %	Amount ThCh$	Average interest rate %	Amount ThCh$	Average interest rate %
Bank borrowings	Non-indexed Ch$	28.908.040	6.81%	26.856.900	6.82%	2.932.650	6.92%	-	-
Bonds payable	Indexed Ch$	32.710.346	4.25%	30.098.811	4.32%	64.431.990	4.37%	74.167.688	4.79%
Notes payable	Indexed Ch$	551.094	7.34%	387.331	7.64%	14.358.249	5.59%	14.069.779	3.90%
Sundry creditors	Indexed Ch$	431.106	4.34%	768.592	-	-	-	-	-
Provisions	Indexed Ch$	244.418	-	244.418	-	607.962	-	7.042.429	-
Deferred taxes	Indexed Ch$	460.045	-	460.045	-	1.145.724	-	1.849.549	-
Other liabilities	Indexed Ch$	30.929	8.62%	23.780	8.46%	42.642	7.95%	-	-
Other liabilities	Non-indexed Ch$	32.596	-	-	-	-	-	-	-
Other liabilities	Indexed Ch$	188.634	-	99.386	-	59.183	-	-	-
Other liabilities	Non-indexed Ch$	48.765	8.69%	53.266	9.23%	-	-		
Total long-term liabilities									
	Indexed Ch$	34.616.572	#	32.082.363	#	80.845.750	#	97.129.445	
	Non-indexed Ch$	29.009.401	#	26.910.166	#	2.932.650	#	-	

29- Sanctions

Inversiones Aguas Metropolitanas S.A.

a) Superintendency of Securities and Insurance.

No sanctions have been applied to the Company or its subsidiaries, directors or executives during the periods covered by the financial statements.

b) Other administrative authorities:

Aguas Andinas S.A.

2007

As of June 30, 2007, no sanctions were applied to the company by other administrative authorities.

2006

i) The Superintendency of Sanitation Services (SISS) applied the following fines:

By Resolution SISS 553 of February 8, 2006, a fine of 50 UTA was applied for non-compliance with written instructions of the SISS on various occasions, in not providing information on expenses and costs for the year 2004. Claim against the fine presented to the 26th Civil Court of Santiago (Case 15200-2006), intending to obtain a reduction in the fine: currently at the evidence stage.

By SISS Resolution 1454 of April 28, 2006, a fine of 20 UTA was applied for deficiencies in the quality of sewage in the district of Quilicura. Claim against the fine presented to the 29th Civil Court of Santiago (Case 6509-2006), with the intention of reducing the fine. State: unfavorable sentence, appealed.

ii) The National Economic Inspector proposed to the Free Competition Defense Tribunal the application of a fine on Aguas Andinas S.A. for 50,000 U.T.M. because of: 1) abusive demands and charges for new services in urban areas outside the concession area, 2) abusive demands and charges for services in rural zone outside the concession area, and 3) abusive application of Reimbursable Financial Contributions (AFR) (the requirement proposes eliminating the AFR). State of the case: discussion period.

iii) The National Labor authority applied a fine of 60 U.T.M. "for not effectively protecting the health of workers". The facts relate to the death of four workers of a contractor firm working on the Dagoberto Godoy sewage drain. There are possibilities of the fine being annulled: currently in the evidence stage. One third of the fine was paid. Ordinary labor lawsuit brought before the 8th Labor Court of Santiago (Case 2449-2006). State: in the evidence stage.

2005

i) The Superintendency of Sanitation Services (SISS) applied the following fines:

By Resolution SISS 710-2005, it applied a fine for non-compliance with written instructions given by the Superintendency in its Official Letter No.1908 and in Chapter XI of the Invoicing Manual. Amount payable 40 "UTA" ("Annual Tax Units" - an official monetary unit). Fine reclassification proceedings brought before the 29th civil court of Santiago, Case 4779-2005. State of the case: unfavorable judgment, appealed, intending to obtain a reduction in the fine.

ii) The COREMA RM (regional environmental authority) applied a fine of 300 UTM by its Resolution 069/2005 of February 17, 2005, as a result of bad odors emanating from the La Farfana treatment pant. 10% of the fine was paid to initiate an appeal in the courts. The summary judgment of the fine appeal was made before the 27th Civil Court of Santiago, case No. 6857-2005, which is at the evidence stage.

2004

i) The Superintendency of Sanitation Services (SISS) applied the following fines:

By Resolution 415 dated February 9, 2004, the SISS fined the Company for not complying with written orders and instructions to remit, within the established term, information for the "Cover of the treatment of sewage" and "Production of drinking water" processes. A summary complaint judgment took place in the 29th Civil Court of Santiago (case file No.1189-2004). State of the case: demand rejected in the first instance. Appeal made. The amount of the sanction is 30 Annual Taxation Units (UTA).

The Company was sanctioned when the SISS detected a failure to comply with the parameters established on faecal coliforms during a self-evaluation carried out during the second quarter of the year 2003 at the Paine sewage treatment plant. A summary complaint judgment took place in the 29th Civil Court of Santiago (case file: 1434-2004). In the second instance stage, the appeal against the rejection of the demand is pending. The amount of the sanction is 26 Annual Taxation Units (UTA).

ii) SESMA applied the following fines:

By its Resolution 5180 of December 15, 2003, a fine of 1,000 UTM (Monthly Taxation Units) was applied due to bad odors emanating from the La Farfana plant. The fine was paid in order to be able to bring a claim before the courts. This was presented to the 17th Civil Court of Santiago (Case No.2999-2004). State of the case: awaiting start of evidence stage.

By its Resolution 4838 of October 19, 2004, confirmed by Resolution 782 of February 2, 2005, SESMA, the national environmental authority, fined the Company with 2,000 Monthly Taxation Units (UTM) for breach of Law 144/61 issued by the Ministry of Health, which sets standards for avoiding atmospheric emanations or contaminants of any kind. The fine was paid in order to bring a claim before the court. This was presented to the 25th Civil Court of Santiago (Case No.4566-2005). State of the case: evidence stage pending.

iii) The COREMA RM (regional environmental authority) fined the Company on May 28, 2004 (Resolution 177) with 1,000 Monthly Taxation Units (UTM) for bad odors emanating from the La Farfana Plant. 5% of the fine was duly paid in order to commence an appeal through the law courts (28th Civil Court of Santiago - Case No.6593-2004). State of the case: in the evidence stage.

Aguas Cordillera S.A.

By Resolution 425 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of water" processes.
This fine is being appealed by the Company in the 4th Civil Court of Santiago (Case File N°1195-2004). Current status: Unfavorable sentence; appealed against.

The SISS fined the Company under its Resolution 2734 for not complying with its written instructions contained in Official Memorandum 2774 and in the development plan. This fine is being appealed by the Company in the 29th Civil Court of Santiago (Case File N°11,129). Current status: Unfavorable sentence; appealed against.

Aguas Los Dominicos S.A.

By Resolution 426 dated February 9, 2004, the SISS fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of water" processes.
This fine is being appealed by the Company in the 19th Civil Court of Santiago (Case File N°1189-2004). Current status: Unfavorable sentence; appealed against.

Aguas Manquehue S.A.

On May 19, 2003, the SISS fined the Company under its Resolution 1194 for failure to comply with the NCH 1333 Of 78 standard.

The Company paid the fine and this case is under appeal in the 7th Civil Court of Santiago (Case file N°2829-2003). On December 9, 2003, the appeal was granted against the sentence that rejected the demand.

By Resolution 424 dated February 9, 2004 the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of water" processes.
This fine is being appealed against by the Company in the 7th Civil Court of Santiago (Case File N°1134-2004). Current status: Unfavorable sentence; appealed against.

Case No.15.178-2006, 27th Civil Court of Santiago. Claim against Resolution 554 that applied a fine of 30 UTA for non-compliance with written instruction of the SISS to provide information on expenses and costs for 2004. State: Demand presented. Result: it is probable that a reduction in the fine will be rejected.

During the periods covered by these financial statements, no other sanctions have been applied to the companies, their directors or executives.

30.- Subsequent events.

On July 19, 2007, Aguas Cordillera S.A. reported that on that date a contract for the purchase of shares issued by this company by the seller, Felipe Larrain Aspillaga, and the buyer, Aguas Cordillera S.A. Ex Comercial Orbi II S.A., being one share for a total price of Ch$783. As a result, all the shares issued by Aguas Cordillera S.A. held by its majority shareholder, Aguas Cordillera S.A. Ex Comercial Orbi II S.A., have been acquired, subject to the authorization in accordance with clause 107 of the Corporations Law that the Superintendency of Securities and insurance should give in order to produce the dissolution of Aguas Cordillera S.A. by having all the shares held by one shareholder.

For the dissolution of this company, the board of Aguas Cordillera S.A. Ex Comercial Orbi II S.A., at its meeting of March 5, 2007, made itself irrevocably the only party responsible for the payment of all and every obligation, whether direct, indirect or eventual, that Aguas Cordillera S.A. might owe to any person or entity. For the purposes foreseen in clauses 69 and 71 of the Tax Code, it is expressly stated that Aguas Cordillera S.A. Ex Comercial Orbi

II S.A. is liable to the Chilean Treasury for all taxes, charges, liens, property taxes and other obligations of a taxation nature of the company being dissolved.

At the date of issue of these financial statements, the management of the Company and its subsidiaries is unaware of any other subsequent events that might significantly affect the financial position and/or results of the Company and its subsidiaries as of June 30, 2007.

31.- The environment

The Parent has made no disbursements on environmental projects during the periods ended June 30, 2007 and 2006.

Subsidiaries

The principal disbursements in projects for improving the environment made by the sanitation subsidiaries during the periods of 2007 and 2006 refer to the construction of sewage treatment plants, as follows:

Works	30-06-2007 ThCh$	30-06-2006 ThCh$
Esmeralda Melipilla treatment plant (improvements)	779.174	26.510
La Farfana treatment plant	697.406	747.841
Los Nogales treatment plant	550.091	-
El Trebal treatment plant	232.988	3.091
Curacaví treatment plant	225.856	790.386
Talagante treatment plant	218.741	1.388.973
TIL TIL treatment plant	127.476	-
Paine treatment plant	67.444	5.291
Buin Maipo treatment plant	59.365	-
Pomaire treatment plant	43.028	5.703
External platform for handling & disposal of mud	32.478	78.035
Third Greater Santiago treatment plant	30.731	-
Local plant works	16.955	-
Retention flow meter & others	12.216	-
Mobile centrifuge	7.158	-
San José de Maipo treatment plant	6.291	-
Clean Mapocho environmental impact assessment	4.964	19.594
El Monte plant disinfection improvements	3.780	-
Meteorological stations	3.505	-
Bio-drying machinery	-	179.782
Mud raising chamber & transport	-	91.946
Cexas Melipilla treatment plant (expansion)	-	8.506
Isla de Maipo treatment plant	-	7.544
Mud transportation & chamber cleaning equipment	-	2.113
El Chamisero treatment plant	125.632	-
Los Trapenses treatment plant	1.185	-
Total	**3.246.464**	**3.355.315**

32.- Documents payable at long term

Clause 14 of Decree Law 70 published in the Official Gazette on March 30, 1988 and clause 42 of Supreme Decree 453 set the regulations for demanding reimbursable financing contributions for capacity and for extensions of the corresponding service to those requesting to be added as customers or require an expansion of the service.

The debt for reimbursable contributions is shown in Long-term notes payable, for ThCh$ 35,949,691 and ThCh$ 29,566,453 as of June 2007 and 2006 respectively.

33.- Transfer of ownership of sanitation works

Under an agreement signed on June 30, 1998 between the metropolitan regional government and Aguas Andinas S.A., ownership of the sanitation works constructed or acquired with resources of the National Regional Development Fund was transferred to the

company. The assets transferred under this agreement, which constitute contributions from third parties, are governed by Decree Law 70 issued by the Ministry of Public Works in 1988 and the provisions of clause 36 of the respective Ministry of Economy Law 453 of 1989.

As of December 31, 1998, these assets were incorporated into the Company's fixed assets at a nominal value of Ch$1 for each one, as there is a prohibition on considering these assets transferred by the regional government as an investment for purposes of tariff setting, so the Company cannot earn a return on them and they do not represent any additional operating profit-generating operations for the Company in addition to those already obtained since they started operations.

Also, the income-cost benefit is not altered with respect to previous years as the Company made no disbursements.

The maximum tariff contemplated for this type of contribution is intended only to cover the operating and maintenance costs required.

According to the instructions of the Superintendency of Securities and Insurance, in its Resolution 01489 of March 22, 2000, the estimated technical value of these works was determined for information purposes. This now amounts to ThCh$ 1,655,652 and its depreciation, determined on the basis of its time in use, amounts to ThCh$ 645,655.

The principal criteria used in the valuation of these works include earth movement, supply pipes, drinking water and sewage chambers and labor costs, all as of June 2007. The average useful life of these assets is 406 months and their remaining average useful life as of June 2007 is 273 months.

MATERIAL INFORMATION

Inversiones Aguas Metropolitanas S.A.

1. On February 28, 2007 the SVS was informed that at a board meeting held on February 28, 2007, the following was unanimously agreed:
   1) to call the ordinary shareholders meeting for April 24, 2007, at 12.00 hours, at Avda. Presidente Balmaceda 1398, 10th floor, Santiago, to know and pronounce on the matters reserved for an ordinary shareholders meeting.

2) To submit for the approval of the ordinary shareholders meeting referred to above, the board's proposal to distribute a final dividend amounting to ThCh$8,845,300, equivalent to Ch$8.8453 per share, payable on May 23, 2007.
3) To call an extraordinary shareholders meeting for April 24, 2007, to be held immediately following the end of the ordinary meeting referred to in 1) above, at Avda. Presidente Balmaceda 1398, 10th floor, Santiago, to submit for the consideration of the meeting the board's proposal to reduce the Company's capital by ThCh$19,512,800 and to distribute this sum to shareholders pro rata to their shares as a charge to the proposed capital

reduction, corresponding to Ch$19.5128 per share. It was also agreed to propose that the board be authorized to set the date for such payment.

2. On February 28, 2007 the SVS was informed, as complementary information, that:

At a board meeting held on February 28, 2007, it was agreed to call the ordinary shareholders meeting for April 24, 2007, at 11.00 hours, at Avda. Presidente Balmaceda 1398, 10th floor, Santiago, to know and pronounce on the following matters:

1) Examine the report of the external auditors and pronounce on the annual report, balance sheet and financial statements for the year ended December 31, 2006.
2) Agree the distribution of net income and of dividends for the year 2006.
3) Revocation and renewal of the board of directors.
4) Appointment of the independent external auditors to examine the accounting, inventory, balance sheet and other financial statements of the company.
5) Appointment of credit-rating agencies.
6) Setting the remuneration of the directors for 2007.
7) Setting the remuneration and expense budget of the Directors' Committee for 2007.
8) Information on transactions referred to in clause 44 of the Corporations Law.
9) Other matters of corporate interest and the meeting's competence.

3. The SVS was informed the following on April 25, 2007:
The extraordinary shareholders meeting of Inversiones Aguas Metropolitanas S.A., held on April 24, 2007, agreed the following:
1) To reduce the company's capital by Ch$19,512,800,000. The Company's capital was therefore reduced from Ch$461,826,632,520 to Ch$442,313,832,520.
As a result of this operation, it was agreed to distribute to shareholders, pro rata to their shareholdings, the sum of Ch$19,512,000,000 at a rate of Ch$19.5128 per share.

2) The ordinary shareholders meeting of Inversiones Aguas Metropolitanas S.A., held on April 24, 2007, renewed the board of directors, electing the following persons as directors or alternate directors for a full statutory period (3 years):

DIRECTORS	ALTERNATE DIRECTORS
Ángel Simón	Josep Bagué
Joaquín Villarino	Pedro Buttazzoni
Jean Louis Chaussade	Albert Martínez
Juan Antonio Guijarro	Xavier Amorós
Herman Chadwick	Rodrigo Castro
Mario Marcel	Ignacio Guerrero
Jaime Ravinet	Juan Toro

3) At the board meeting held on April 25, 2007, the board was declared constituted and Ángel Simón was elected as chairman and Joaquín Villarino Herrera as vice-chairman.

4) The same board meeting of April 25, 2007 appointed the members of the Company's Directors' Committee, being Herman Chadwick, Jaime Ravinet and Joaquín Villarino Herrera.

5) That meeting of April 25, 2007 also noted the resignation of Albert Martínez Lacambra as the Company's chief executive and elected Marta Colet Gonzalo as his replacement.

4. The SVS was informed the following on June 28, 2007:

The board meeting held on June 27, 2007 decided that July 25, 2007 be the date for payment of the capital reduction of Ch$19.5128 per share, as agreed at the extraordinary shareholders meeting held on April 24, 2007.

Aguas Andinas S.A.

The ordinary shareholders meeting of Aguas Andinas S.A., held on April 23, 2007, renewed its board of directors, electing the following persons for a full statutory period (2 years):

DIRECTORS	**ALTERNATE DIRECTORS**
Alfredo Noman Serrano	Juan Antonio Guijarro
Joaquín Villarino Herrera	Antoni Siurana
Arturo Vergara del Río	Marta Colet Gonzalo
José Vila Basas	Diana D'Arras
Jaime Arellano Quintana	Mario Castillo Astudillo
Mónica Singer González	Ramón Figueroa González
Carlos Mladinic Alonso	Jorge Bande Bruck

At the board meeting held on April 24, 2007, the board was declared constituted and Ángel Simón was elected as chairman and Joaquín Villarino Herrera as vice-chairman. The same board meeting appointed the members of the Company's Directors' Committee, being Mónica Singer González, Carlos Mladinic Alonso and Joaquín Villarino Herrera.

As of June 30, 2007, neither the company nor its subsidiaries have any other material information to report.

INVERSIONES AGUAS METROPOLITANAS S.A.

BALANCE SHEETS AS OF JUNE 30, 2007 AND 2006
(Thousands of pesos)

	2007 ThCh$	2006 ThCh$
ASSETS		
CURRENT:		
Cash & banks	8.064	8.250
Time deposits	19.548.109	719.119
Marketable securities	550.518	521.141
Sundry debtors	6.799	-
Notes & accounts receivable related companies	18.491	1.716.960
Recoverable taxes	93.231	65.027
Deferred taxes	39.357	-
Other current assets	-	29.385
Total current assets	20.264.569	3.059.882
FIXED:		
Machinery & equipment	30.118	9.050
Other fixed assets	3.947	5.009
Accumulated depreciation (less)	(6.327)	(4.335)
Total fixed assets	27.738	9.724
OTHER ASSETS:		
Investments in related companies	196.111.649	194.399.971
Goodwill	268.407.978	290.307.715
Intangible assets	7.801	-
Amortization	(1.625)	-
Total other assets	464.525.803	484.707.686
TOTAL ASSETS	484.818.110	487.777.292

The accompanying Notes form an integral part of these financial statements

LIABILITIES & SHAREHOLDERS' EQUITY	2007 ThCh$	2006 ThCh$
CURRENT:		
Accounts payable	36.277	82.508
Sundry creditors	4	53.443
Notes & accounts payable related companies	19.514.669	1.765.045
Provisions	195.165	90.575
Withholdings	12.776	88.737
Deferred taxes	-	12.943
Other current liabilities	-	433
Total current liabilities	19.758.891	2.093.684
LONG TERM:		
Deferred taxes	156.683	170.597
Total long-term liabilities	156.683	170.597
SHAREHOLDERS' EQUITY:		
Paid capital	442.313.833	465.377.508
Capital restatement reserve	8.540.552	5.188.322
Other reserves	3.086	-
Retained earnings	14.045.065	14.947.181
Accumulated earnings	62.080	309.815
Net income for period	13.982.985	14.637.366
Interim dividends	-	-
Total Shareholders' Equity	464.902.536	485.513.011
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	484.818.110	487.777.292

INVERSIONES AGUAS METROPOLITANAS S.A.

STATEMENTS OF INCOME
FOR LOS PERIODS ENDED JUNE 30, 2007 AND 2006
(Thousands of pesos)

	2.007 ThCh$	2.006 ThCh$
REVENUES	-	2.004.240
OPERATING EXPENSES	-	(1.834.039)
OPERATING MARGIN	-	170.201
ADMINISTRATIVE & SELLING EXPENSES	(433.828)	(363.801)
OPERATING RESULT	(433.828)	(193.600)
NON-OPERATING RESULT		
Financial income	136.438	204.133
Equity in income of related companies	25.185.752	23.973.769
Other non-operating income	11.845	1.593.452
Amortization of goodwill	(10.955.428)	(10.992.542)
Financial expenses	(2.414)	(5.683)
Other non-operating expenses	(3.154)	(145.182)
Price-level restatements	(10.181)	141.415
Exchange differences	(3.810)	44.301
Non-operating result	14.359.048	14.813.663
INCOME BEFORE INCOME TAX	13.925.220	14.620.063
INCOME TAX	57.765	17.303
NET INCOME FOR PERIOD	13.982.985	14.637.366

The accompanying Notes form an integral part of these financial statements

INVERSIONES AGUAS METROPOLITANAS S.A.

STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2007 AND 2006
(Thousands of pesos)

	2007 ThCh$	2006 ThCh$
NET CASH FLOW FROM OPERATING ACTIVITIES:		
Collection of trade receivables	1.099.710	1.798.418
Financial income received	136.472	222.599
Dividends & other distributions received	28.528.286	28.183.123
Other income received	-	52.837
Payments to suppliers & personnel	(1.294.902)	(1.422.045)
Interest paid	-	(842)
Income tax paid	(4.614)	(125.789)
Other expenses paid	(5.790)	(473.539)
Value Added Tax & similar payments	(595.309)	(687.352)
Net cash flow from operating activities	27.863.853	27.547.410
NET CASH FLOW FROM FINANCING ACTIVITIES:		
Payment of dividends	(8.375.527)	(5.710.650)
Capital reductions	-	(34.550.300)
Net cash flow from financing activities	(8.375.527)	(40.260.950)
NET CASH FLOW FROM INVESTMENT ACTIVITIES:		
Sale of fixed assets	-	-
Sales of permanent investments	-	12.644.302
Recovery of other loans to related companies	-	-
Acquisition of fixed assets	-	(9.050)
Other loans to related companies	-	-
Net cash flow from investment activities	-	12.635.252
NET TOTAL POSITIVE (NEGATIVE) CASH FLOW FOR PERIOD	19.488.326	(78.288)
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(132.899)	(172.255)
NET CHANGE IN CASH & CASH EQUIVALENTS	19.355.427	(250.543)
INITIAL BALANCE OF CASH & CASH EQUIVALENTS	751.264	1.499.053
CLOSING BALANCE OF CASH & CASH EQUIVALENTS	20.106.691	1.248.510

INVERSIONES AGUAS METROPOLITANAS S.A.

STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2006 AND 2005
(Thousands of pesos)

	2007 ThCh$	2006 ThCh$
RECONCILIATION OF NET CASH FLOW FROM OPERATING ACTIVITIES AND NET INCOME FOR PERIOD:		
Net income for period	13.982.985	14.637.366
Gain on sales of assets	-	(1.589.392)
Gain on sale of investments	-	(1.589.392)
Charges (credits) to income not representing cash flows:	(14.226.016)	(13.166.450)
Depreciation for the period	1.187	493
Amortization intangible assets	975	-
Write-offs & provisions	-	-
Accrued income on investments in related companies (less)	(25.185.752)	(23.973.769)
Amortization of goodwill	10.955.428	10.992.542
Price-level restatements (net)	10.181	(141.415)
Exchange differences (net)	3.810	(44.301)
Other charges to income not representing cash flows	(11.845)	-
Changes in assets affecting cash flow (increases) decreases:	29.627.867	28.138.687
Trade accounts receivable	1.099.710	(185.674)
Other assets	28.528.157	28.324.361
Changes in liabilities affecting cash flow - increases (decreases):	(1.520.983)	(472.801)
Accounts payable related to operating income	(873.405)	830.450
Interest payable	-	(842)
Income tax payable	(62.378)	(147.150)
Accounts payable related to non-operating result	(60)	(467.906)
Value added tax & similar payables	(585.140)	(687.353)
NET POSITIVE CASH FLOW FROM OPERATING ACTIVITIES	27.863.853	27.547.410

The accompanying Notes form an integral part of these financial statements

INVERSIONES AGUAS METROPOLITANAS S.A.

NOTES TO THE FINANCIAL STATEMENTS
(in thousands of Chilean pesos)

1. INSCRIPTION IN THE SECURITIES REGISTER

The Company is inscribed in the Securities Register of the Superintendency of Securities and Insurance under No.912, and subject to the regulatory authority of that Superintendency.

2. ACCOUNTING PRINCIPLES APPLIED

a) Accounting period
These unconsolidated financial statements cover the periods from January 1 to June 30, 2007 and 2006.

b) Preparation
These unconsolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance, except for investments in subsidiaries which are shown on just one line in the balance sheet at their proportional equity value and have therefore not been consolidated line by line. This treatment does not modify the net income for the period or the equity.

In the event of differences between the accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance, the latter prevail.

These financial statements have been issued only for the purpose of making an individual analysis of the Company and therefore should be read together with the consolidated financial statements, which are required by accounting principles generally accepted in Chile.

c) Presentation
For comparison purposes, the financial statements as of June 30, 2006 and their respective notes have been price-level restated off the books by 2.9%. This percentage corresponds to the variation in the consumer price index over the last twelve months, with a one-month time lag.

Some items of the financial statements of 2006 have been reclassified doe comparison purposes.

d) Price-level restatements
The financial statements have been restated through the application of monetary correction rules, in accordance with accounting principles generally accepted in Chile, in order to reflect changes in the purchasing power of the currency in the period between January 1 and June 30, 2007 and 2006, being 1.9% and 1.1% respectively, with a one-month time lag. The balances of income statement accounts were also restated to express them at year-end values.

e) Currency translation
Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates at each year end, at the following rates:

	2007 Ch$	2006 Ch$
US dollar	526.86	539.44
Unidad de Fomento	18,624.17	18,151.40
Euro	713.03	689.91

f) Time deposits
Time deposits are shown at their investment value plus indexation and interest accrued to the close of the financial statements.

g) Marketable securities
Investments in mutual funds quotas are shown at their redemption value as of the closing date of these financial statements.

h) Fixed assets
The fixed assets are shown at their restated cost.

i) Depreciation of fixed assets
Depreciation is calculated using the straight-line method on the restated book values over the remaining useful lives of the respective assets.

j) Intangible assets

These include software shown at its restated cost, in accordance with Technical Bulletin 55 of the Chilean Institute of Accountants.

The software is being amortized over 4 years from its date of acquisition as it is estimated that it will provide benefits over that time.

k) Investments in related companies
Investments in related companies with the ability to exercise significant influence over the company in question are shown at their proportional equity value, determined on the basis of their respective financial statements as of June 30, 2007 and 2006. The participation in the results for each period is shown on an accrued basis.

l) Goodwill
Goodwill represents the difference paid over the proportional equity value on the purchase of related companied. Goodwill is amortized over a maximum term of 20 years from the acquisition date because it is believed that this is the period of return of the investment.

m) Other current assets
These include the costs associated with the technical assistance provided to the Company by Ondeo Services Chile S.A. and AGBAR Chile S.A. in the presentation of the offer of the contract for the incorporation of advanced management and operating systems and procedures. The technical assistance costs are being amortized over a period of 5 years, which corresponds to the term of the contract.

n) Income tax and deferred taxes
The Company has provided for income tax on the basis of the net taxable income determined in accordance with the provisions of the Income Tax Law. According to Technical Bulletin No.60 and other instructions from the Chilean Institute of Accountants and those contained in Circular 1,466 of the

Superintendency of Securities and Insurance, the Company records the effects of deferred taxes resulting from timing differences, tax benefits related to tax loss carry-forwards and other events that create differences between the financial and tax treatment.

o) Sales
The Company's sales relate to technological contributions and are shown on an accrued basis.

p) Derivative contracts
The Company has signed currency hedging contracts with financial institutions. These have been defined as hedging instruments against existing items and have been contracted and designated as exchange rate hedges. They are recorded in accordance with Technical Bulletin Nº 57 of the Chilean Institute of Accountants.

q) Statement of cash flows
The Company considers as cash and cash equivalents the balances held in unrestricted bank checking accounts in local and foreign currencies, time deposits and marketable securities whose redemption will take place within 90 days from the date the investment was made and that have no risk of significant loss at the time of redemption.

Cash flows from operating activities include normal business revenues and expenses, plus those treated as non-operating in the Statement of Income.

3. ACCOUNTING CHANGES

The accounting principles and criteria described in Note 2 were applied uniformly during the periods 2007 and 2006.

4. MARKETABLE SECURITIES

Instrument	Book value	
	2007	**2006**
	ThCh$	ThCh$
Mutual fund quotas	550.518	521.141
Total Marketable Securities	550.518	521.141

5. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Notes and accounts receivable

(1) The account receivable from Inversiones Aguas del Gran Santiago S.A. in 2006 was related to reimbursements of expenses, payable at 30 days without interest.

(2) The account receivable from Sociedad General Aguas de Barcelona S.A. relates to reimbursements of expenses, payable at 30 days without interest.

(3) The account receivable from Aguas Andinas S.A. in 2006 related to technical assistance in the areas of the urban water cycle, commercial and strategic management, information technology and hydrology, hydraulic and engineering. The contract is expressed in U.F. and had a term of 5 years that ended in December 2006, whose payments were made at 90 days without interest.

Notes and accounts payable

(1) The account payable to Sociedad General Aguas de Barcelona S.A. relates to expense reimbursements. In 2006, it related to a contract in euros for the provision of services since 2001, which had a term of 5 years with monthly invoicing and payment at 63 days without interest.

(2) The account payable to Suez Lyonnaise des Eaux in 2006 relates to a contract in euros for the provision of services, which are invoiced monthly with payment at 63 days without interest.

(3) The account payable to Aguas Andinas S.A. relates to a rental agreement in U.F. for the use of that company's premises, with payment within the first 5 business days of each month, without interest.

(4) Relates to the capital reduction to be paid on July 25, 2007.

(5) Relates to the capital reduction corresponding to the minority shareholders, payable on July 25, 2007.

- Transactions with related entities

Tax No.	Company	Short term	
		2007	**2006**
		ThCh$	ThCh$
77.329.730-4	Inversiones Aguas del Gran Santiago S.A. (1)	-	44
59.046.220-9	Soc. General Aguas Barcelona S.A.(2)	18.491	-
61.808.000-5	Aguas Andinas S.A. (3)	-	1.716.916
	Total	18.491	1.716.960

Tax No.	Company	Short term	
		2007 ThCh$	**2006** ThCh$
59.046.220-9	Soc. Gral. Aguas de Barcelona S.A. (1)	1.869	1.464.901
00.000.001-9	Suez Lyonnaise Des Eaux (2)	-	296.931
61.808.000-5	Aguas Andinas S.A. (3)	-	3.213
77.329.730-4	Inversiones Aguas del Gran Santiago Ltda. (4)	11.044.245	-
00.000.000-9	Accionistas Minoritarios (5)	8.468.555	-
	Total	19.514.669	1.765.045

Company	Tax No.	Relationship	Transaction	2007		2006	
				Amount ThCh$	Effect on results (charge)/credit) ThCh$	Amount ThCh$	Effect on results (charge)/credit) ThCh$
Soc. Gral. Aguas de Barcelona S.A.	59.046.220-9	Related	Advisory service received	-	-	1.453.065	(1.453.065)
Suez Lyonnaise Des Eaux	00.000.001-9	Related	Advisory service received	-	-	363.266	(363.266)
Aguas Andinas S.A.	61.808.000-5	Subsidiary	Advisory service provided	14.954	-	2.059.459	2.004.240
		Subsidiary	Dividends received	28.528.286	-	28.183.123	-
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Parent	Capital reduction paid	-	-	19.574.876	-
		Parent	Dividend distribution	5.036.479	-	3.479.574	-
		Parent	Capital reduction payable	11.044.245	-	-	-

6. DEFERRED TAXES AND INCOME TAX

As of June 30, 2007 and 2006, the taxable income and other concepts are as follows:

Deferred taxes

Income tax

	2007 ThCh$	**2006** ThCh$
a. Taxable income	-	-
Tax losses	(304.128)	(196.243)
b. Balance taxed earnings	41.130.956	21.841.421
c. 17% tax credit for shareholders	8.175.227	4.472.995
16.5% tax credit for shareholders	37.349	-
16.0% tax credit for shareholders	11.684	-
16.0% tax credit for shareholders	61.840	-

	Deferred Taxes							
	2007				2006			
	Assets		Liabilities		Assets		Liabilities	
	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Timing differences								
Provision for vacations	1.582	-	-	-	983	-	-	-
Tax loss	51.702	-	-	-	-	-	-	-
Investment expenses related companies	-	-	13.927	156.683	-	-	13.926	170.597
Total	53.284	-	13.927	156.683	983	-	13.926	170.597

	2007	2006
	ThCh$	ThCh$
Current tax charge (provision for tax)	-	(23.056)
Effect on assets or liabilities of deferred taxes for period	58.843	7.032
Effect on assets or liabilities of deferred taxes for period	-	33.361
Tax benefit of losses carried forward	(1.078)	(34)
Other charges or credits in account		
Total	57.765	17.303

7. INVESTMENTS IN RELATED COMPANIES

As of June 30, 2007 and 2006, the investments in related companies were:

		Holding		Equity of Company		Result for period		Accrued result of investment		Proportional equity value	
		2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Tax No.	Company	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
61.808.000-5	Aguas Andinas S.A.	50,10234	50,10234	391.422.136	388.005.773	50.268.614	47.204.378	25.185.752	23.973.769	196.111.649	194.399.971
	Total investments									196.111.649	194.399.971

8. GOODWILL AND NEGATIVE GOODWILL

As of June 30, 2007 and 2006, goodwill represents the difference between the cost and the proportional equity value of the company in question, as follows:

		2007		2006	
Tax No.	Company	Amount amortized in period	Balance goodwill	Amount amortized in period	Balance goodwill
61.808.000-5	Aguas Andinas S.A.	10.955.428	268.407.978	10.992.542	290.307.715
	Total	10.955.428	268.407.978	10.992.542	290.307.715

9. PROVISIONS AND WRITE-OFFS

The detail of provisions as of June 30, 2007 and 2006 is as follows:

	2007 ThCh$	2006 ThCh$
Accrued vacations	9.306	5.783
Services accrued	185.859	84.792
Total provisions	195.165	90.575

The Company made no write-offs during the periods 2007 and 2006.

10. CHANGES IN SHAREHOLDERS' EQUITY

The movement in the Company's equity during the periods 2007 and 2006 is as follows:

The extraordinary shareholders meeting held on April 24, 2007 approved the following:

- Distribute net income of ThCh$8,845,300. This was distributed in cash according to shareholders' percentage holdings.

- Reduce capital by ThCh$19,512,800, formalized by a capital amendment deed dated May 28, 2007. The payment will be made on July 25, 2007 and the amount is shown in Accounts payable to related companies.

The ordinary shareholders meeting held on April 27, 2006 agreed the following:

- Distribute net income equivalent to ThCh$5,974,400 (historic) in cash pro rata to the shareholders' percentage holdings.

- Reduce capital by ThCh$33,609,900 (historic), formalized by a public deed modifying the capital dated May 10, 2006. The amount of the reduction was distributed in cash pro rata to shareholdings.

The meeting held on September 27, 2006 agreed to:

Distribute ThCh$14,133,000 (historic) as an interim dividend against the net income for 2006. This was distributed in cash pro rata to shareholdings.

Other reserves:

In accordance with Technical Bulletin 72 of the Chilean Institute of Accountants, paragraph 29, combination of companies under common control based on the methodology of unification of interests, the equity changes in the subsidiary Aguas Andinas S.A. caused by that company's increase in investments, due to purchases of shares in Gestión y Servicios S.A., Aguas Cordillera S.A. (ex Comercial ORBI II S.A.) and Aguas Manquehue

S.A., were recorded in Other reserves. On the other hand, it disposed of its complete holding in Aguas Cordillera S.A..

	2007						2006				
	Paid capital ThCh$	Reserve Rev. Capital ThCh$	Other Reserves ThCh$	Accumulated earnings ThCh$	Interim dividends ThCh$	Result for period ThCh$	Paid capital ThCh$	Reserve Rev. Capital ThCh$	Accumulated earnings ThCh$	Interim dividends ThCh$	Result for period ThCh$
Initial balance	461.826.633	-	3.028	303.944	(14.076.468)	22.617.984	485.871.813	-	285.884	(11.129.475)	17.103.981
Distribution prior year's result	-	-	-	8.541.516	14.076.468	(22.617.984)	-	-	5.974.506	11.129.475	(17.103.981)
Final dividend previous year	-	-	-	(8.845.300)	-	-	-	-	(5.974.400)	-	-
Capitalization reserves &/or profits	-	-	-	-	-	-	-	-	-	-	-
Capital reduction	(19.512.800)	-	-	-	-	-	(33.609.900)	-	-	-	-
Reserve Technical Bulletin 72	-	-	-	-	-	-	-	-	-	-	-
Restatement of capital	-	8.540.552	58	61.920	-	-	-	5.042.101	15.094	-	-
Net income for period	-	-	-	-	-	13.982.985	-	-	-	-	14.224.845
Interim dividends	-	-	-	-	-	-	-	-	-	-	-
Closing balance	442.313.833	8.540.552	3.086	62.080	-	13.982.985	452.261.913	5.042.101	301.084	-	14.224.845
Restated balances							465.377.508	5.188.322	309.815	-	14.637.366

Number of shares

Series	Number subscribed shares	Number paid shares	Number shares with voting rights
Sole	1.000.000.000	1.000.000.000	1.000.000.000

Capital (Amount – ThCh$)

Series	Subscribed capital	Paid capital
Sole	442.313.833	442.313.833

11. OTHER NON-OPERATING INCOME AND EXPENSES

The detail of these as of June 30, 2007 and 2006 is as follows:

Other non-operating income

	2007 ThCh$	2006 ThCh$
Gain on sale of shares	-	1.589.392
Other income	11.845	4.060
Total	11.845	1.593.452

Other non-operating expenses

	2007 ThCh$	2006 ThCh$
Forward contract exchange difference	-	65.283
Advice on sale of shares	-	75.688
Other expenses	3.154	4.211
Total	3.154	145.182

12. PRICE-LEVEL RESTATEMENTS

The detail of price-level restatements credited (charged) to income is as follows:

	Indexation unit	2007 ThCh$	2006 ThCh$
Assets (charges)/credits			
Fixed assets	CPI	276	136
Investments in related companies	CPI	3.381.844	1.900.482
Goodwill	CPI	5.208.935	3.458.491
Other monetary assets	CPI	758	1.809
Other non-monetary assets	CPI	26	-
Expense & cost accounts	CPI	4.667	20.705
Total (charges) credits		8.596.506	5.381.623
Liabilities (charges)/credits			
Shareholders' equity	CPI	(8.602.530)	(5.203.854)
Monetary liabilities	UF	(30)	-
Non-monetary liabilities	CPI	(3.613)	(2.196)
Revenue accounts	CPI	(514)	(34.158)
Total (charges) credits		(8.606.687)	(5.240.208)
(Loss) Gain fronm price-level restatements		(10.181)	141.415

13. EXCHANGE DIFFERENCES

The exchange differences occurring in the periods ended June 30, 2007 and 2007 were as follows:

	Currency	Amount 2007 ThCh$	2006 ThCh$
Assets (charges)/credits			
Cash & banks	Dollar	(387)	3.332
Marketable securities	Euros	404	46.149
Accounts payable related companies	Euros	284	-
Sundry debtors	Euros	(231)	-
Total (Charges) Credits		70	49.481
Liabilities (charges)/credits			
Accounts payable	Dollar	(2)	-
Accounts payable to related companies	Euros	(799)	-
Withholdings	Dollar	(3.079)	(4.874)
Withholdings	Euros	-	(306)
Total (Charges) Credits		(3.880)	(5.180)
(Loss) Gain from exchange differences		(3.810)	44.301

14. STATEMENT OF CASH FLOWS

Cash equivalents in the statement of cash flows consist of financial investments including marketable securities and time deposits of up to 90 days from investment date. The detail is as follows:

	2007 ThCh$	2006 ThCh$
Cash & banks	8.064	8.250
Time deposits	19.548.109	719.119
Marketable securities	550.518	521.141
Balance of cash & cash equivalents	20.106.691	1.248.510

There were no cash flows committed by the Company as of June 30, 2007 and 2006.

15. CONTINGENCIES AND RESTRICTIONS

As of June 30, 2007 no performance bonds had been given to third parties, whereas as of June 30, 2006, the Company had give a performance bond issued by Banco Santander in favor of its

subsidiary Aguas Andinas S.A. for the sum of ThCh$88,325 (UF 4,728.88) to guarantee the conditions of the provision of contracted services.

Creditor	Debtor		Type of Collateral	Balances pending payment at closing date of the financial statements	
	Name	Relationship		2007 ThCh$	2006 ThCh$
Aguas Andinas S.A.	Inversiones Aguas Metropolitanas S.A.	Subsidiary	Performance bond	-	88.325

16. COLLATERAL RECEIVED FROM OTHER PARTIES

Inversiones Aguas Metropolitanas S.A. has received no collateral from third parties as of June 30, 2007.

17. FOREIGN AND LOCAL CURRENCY

The Company shows the following assets and liabilities in local and foreign currencies as of June 30, 2007 and 2006.

Assets

	Currency	Amount 2007 ThCh$	Amount 2006 ThCh$
Current assets			
Cash & banks	Non-indexed Ch$	7.537	2.693
Cash & banks	Dollar	527	5.557
Time deposits	Non-indexed Ch$	19.548.109	719.119
Marketable securities	Non-indexed Ch$	550.518	521.141
Sundry debtors	Non-indexed Ch$	6.761	-
Sundry debtors	Euros	38	-
Notes & accounts receivable related companies	Non-indexed Ch$	-	1.716.960
Notes & accounts receivable related companies	Euros	18.491	-
Recoverable taxes	Indexed Ch$	93.231	65.027
Deferred taxes	Indexed Ch$	39.357	-
Other current assets	Indexed Ch$	-	29.385
Fixed assets			
Fixed assets (net)	Indexed Ch$	27.738	9.724
Other assets			
Investments related companies	Indexed Ch$	196.111.649	194.399.971
Goodwill	Indexed Ch$	268.407.978	290.307.715
Intangible assets net	Indexed Ch$	6.176	-
Total assets			
	Non-indexed Ch$	20.112.925	2.959.913
	Dollar	527	5.557
	Euros	18.529	0
	Indexed Ch$	464.686.129	484.811.822

Current liabilities

	Currency	Up to 90 days				90 days to 1 year			
		2007		2006		2007		2006	
		Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %
Accounts payable	Non-indexed Ch$	36.277		82.508		-		-	
Sundry creditors	Non-indexed Ch$	4		-		-		53.443	
Notes & accounts payable to related companies	Euros	1.869		1.761.832		-		-	
Notes & accounts payable to related companies	Non-indexed Ch$	#########		3.213		-		-	
Provisions	Non-indexed Ch$	195.165		90.575		-		-	
Withholdings	Non-indexed Ch$	12.776		88.737		-		-	
Deferred taxes	Indexed Ch$	-		-		-		12.943	
Other current liabilities	Non-indexed Ch$	-		433		-		-	
Total current liabilities	Non-indexed Ch$	#########		265.466		-		53.443	
	Euros	1.869		1.761.832		-		-	
	Indexed Ch$	-		-		-		12.943	

Long-term liabilities as of 30-06-2007

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years	
		Amount Th Ch$	Average annual interest rate %	Amount Th Ch$	Average annual interest rate %	Amount Th Ch$	Average annual interest rate %	Amount Th Ch$	Average annual interest rate %
Deferred taxes - long term	Indexed Ch$	27.249		27.249		68.123		34.062	
Total long-term liabilities	Indexed Ch$	27.249		27.249		68.123		34.062	

Long-term liabilities as of 30-06-2006

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years	
		Amount Th Ch$	Average annual interest rate %	Amount Th Ch$	Average annual interest rate %	Amount Th Ch$	Average annual interest rate %	Amount Th Ch$	Average annual interest rate %
Deferred taxes - long term	Indexed Ch$	27.853		27.853		69.631		45.260	
Total long-term liabilities	Indexed Ch$	27.853		27.853		69.631		45.260	

18. SANCTIONS

Neither the Company, its directors or its management have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority as of June 30, 2007 and 2006.

19. SUBSEQUENT EVENTS

At the date of issue of these financial statements, the Company's management is unaware of subsequent events that significantly affect the Company's financial position and/or results as of June 30, 2007.

20. THE ENVIRONMENT

Inversiones Aguas Metropolitanas S.A. has no projects for improving the environment during the June periods 2007 and 2006.

MATERIAL INFORMATION

1. On February 28, 2007 the SVS was informed that:

At a board meeting held on February 28, 2007, the following was unanimously agreed:

1) To call the ordinary shareholders meeting for April 24, 2007, at 12.00 hours, at Avda. Presidente Balmaceda 1398, 10th floor, Santiago, to know and pronounce on the matters reserved for an ordinary shareholders meeting.

2) To submit for the approval of the ordinary shareholders meeting referred to above, the board's proposal to distribute a final dividend amounting to ThCh$8,845,300, equivalent to Ch$8.8453 per share, payable on May 23, 2007.

3) To call an extraordinary shareholders meeting for April 24, 2007, to be held immediately following the end of the ordinary meeting referred to in 1) above, at Avda. Presidente Balmaceda 1398, 10th floor, Santiago, to submit for the consideration of the meeting the board's proposal to reduce the Company's capital by ThCh$19,512,800 and to distribute this sum to shareholders pro rata to their shares as a charge to the proposed capital reduction, corresponding to Ch$19.5128 per share. It was also agreed to propose that the board be authorized to set the date for such payment.

2. On February 28, 2007 the SVS was informed, as complementary information, that:

At a board meeting held on February 28, 2007, it was agreed to call the ordinary shareholders meeting for April 24, 2007, at 11.00 hours, at Avda. Presidente Balmaceda 1398, 10th floor, Santiago, to know and pronounce on the following matters:

1) Examine the report of the external auditors and pronounce on the annual report, balance sheet and financial statements for the year ended December 31, 2006.
2) Agree the distribution of net income and of dividends for the year 2006.
3) Revocation and renewal of the board of directors.
4) Appointment of the independent external auditors to examine the accounting, inventory, balance sheet and other financial statements of the company.
5) Appointment of credit-rating agencies.
6) Setting the remuneration of the directors for 2007.
7) Setting the remuneration and expense budget of the Directors' Committee for 2007.
8) Information on transactions referred to in clause 44 of the Corporations Law.

9) Other matters of corporate interest and the meeting's competence.

3. The SVS was informed the following on April 25, 2007:

The extraordinary shareholders meeting of Inversiones Aguas Metropolitanas S.A., held on April 24, 2007, agreed the following:

1) To reduce the company's capital by Ch$19,512,800,000. The Company's capital was therefore reduced from Ch$461,826,632,520 to Ch$442,313,832,520.

As a result of this operation, it was agreed to distribute to shareholders, pro rata to their shareholdings, the sum of Ch$19,512,000,000 at a rate of Ch$19.5128 per share.

2) The ordinary shareholders meeting of Inversiones Aguas Metropolitanas S.A., held on April 24, 2007, renewed the board of directors, electing the following persons as directors or alternate directors for a full statutory period (3 years):

DIRECTORS	ALTERNATE DIRECTORS
Ángel Simón	Josep Bagué
Joaquín Villarino	Pedro Buttazzoni
Jean Louis Chaussade	Albert Martínez
Juan Antonio Guijarro	Xavier Amorós
Herman Chadwick	Rodrigo Castro
Mario Marcel	Ignacio Guerrero
Jaime Ravinet	Juan Toro

3) At the board meeting held on April 25, 2007, the board was declared constituted and Ángel Simón was elected as chairman and Joaquín Villarino Herrera as vice-chairman.

4) The same board meeting of April 25, 2007 appointed the members of the Company's Directors' Committee, being Herman Chadwick, Jaime Ravinet and Joaquín Villarino Herrera.

5) That meeting of April 25, 2007 also noted the resignation of Albert Martínez Lacambra as the Company's chief executive and elected Marta Colet Gonzalo as his replacement.

4. The SVS was informed the following on June 28, 2007:

The board meeting held on June 27, 2007 decided that July 25, 2007 be the date for payment of the capital reduction of Ch$19.5128 per share, as agreed at the extraordinary shareholders meeting held on April 24, 2007.

MANAGEMENT'S ANALYSIS

Comparative analysis and explanation of changes:

General

The capital of Inversiones Aguas Metropolitanas S.A. is divided into 1,000,000,000 shares of no par value. As of June 30, 2007, our principal shareholders are Inversiones Aguas del Gran Santiago S.A., with 56.60%, and The Bank of New York (depositary bank representing the holders of ADRs), with 24.73% of the total shares.

Revenues

For the period to June 30, 2006, these comprise the sales under the technological contribution contract with Aguas Andinas S. A., which was signed in December 2001 for a term of 5 years, ending therefore in December 2006.

Operating costs and expenses

Our operating costs and expenses comprise the cost of sales and administrative and selling expenses. The cost of sales reflects the invoicing under the technological contribution contract that terminated in December 2006. Administrative and selling expenses consist of personnel and general expenses.

Market risk

The Company's principal business is linked to the results of its subsidiary Aguas Andinas, so the relevant risk for our company is determined by the relevant risk of that company which is described in the financial reports of that company.

Balance Sheet

The composition of the assets and liabilities is as follows:

Assets	June 2007 Ch$ millions	June 2006 Ch$ millions	December 2006 Ch$ millions	Change %
Current assets	20,265	3,060	1,934	562.22
Fixed assets (net)	28	10	15	180.00
Other assets	464,526	484,708	478,988	(4.16)
Total	**484,818**	**487,777**	**482,937**	**(0.61)**

Current assets are Ch$ 17,205 million higher than the year before mainly due to the increase in time deposits of Ch$ 18,829 million, partially offset by a reduction in notes and accounts receivable from related companies of Ch$ 1,698 million.

There was a fall of Ch$ 20,181 million in Other assets, the main changes being the reduction in goodwill of Ch$ 21,900 million, following the amortization in the period, partly compensated by an increase in investments in related companies of Ch$ 1,712 million.

Liabilities	June 2007 Ch$ millions	June 2006 Ch$ millions	December 2006 Ch$ millions	Change %
Current liabilities	19,759	2,094	1,155	843.60
Long-term liabilities	157	171	164	(8.19)
Total liabilities	19,916	2,264	1,319	779.68
Shareholders' equity	464,902	485,513	479,618	(4.25)
Total	**484,818**	**487,777**	**480,937**	**(0.61)**

Current liabilities increased by Ch$ 17,665 million, principally due to the rise in accounts payable to related companies of Ch$ 17,750 million, mainly explained by the capital reduction payable of Ch$ 19,513 (payment due in July), partly offset by a reduction in accounts payable of Ch$ 1,763 million.

Long-term liabilities declined by Ch$ 13 million, due to the item long-term deferred taxes.

The shareholders' equity reduced by Ch$ 20,611 million, mainly due to the capital reduction of Ch$ 19,513 million agreed in April and payable in July.

FINANCIAL INDICATORS

Indicators		June 2007	June 2006	December 2006	Change %
Liquidity					
Current ratio	(times	1.03	1.46	1.67	(29.45)
Acid test	(times	1.02	0.6	0.65	70.00
Debt					
Debt ratio	(%)	4.28	0.47	0.27	810.64
Short-term debt	(%)	99.21			
Long-term debt	(%)	0.79	7.51	12.41	(89.48)
Financial expense coverage	(times)	5,803.33	2,437.67	3,188.28	138.07
Profitability					
Return on equity (average)	(%)	2.94	2.92	4.38	0.67
Return on assets (average)	(%)	2.88	2.91	4.36	(1.22)
Earnings per share	(Ch$)	13.98	14.64	23.05	(4.47)
Dividend yield	(%)	3.47	3.20	3.13	8.42

Current liabilities increased by Ch$ 17,665 million and current assets by Ch$ 17,205 million, as explained above. The Company's current ratio thus fell by 29.45% compared to the 2006 period.

The overall debt ratio rose by 810.64% due to a 779.68% increase in total liabilities, related to the capital reduction, and shareholders' equity declined by 4.25%.

The average return on equity improved by 0.67%, mainly because of the 5.1% reduction in average equity which was partly offset by a 4.47% fall in net income.

The dividend yield increased by 8.42% because dividends paid rose by 30.89%, partially offset by a 20.72% rise in the share price.

STATEMENTS OF INCOME

The following table shows the more important items in the statement of income:

Statement of Income	June 2007 Ch$ millions	June 2006 Ch$ millions	December 2006 Ch$ millions	Change %
Sales	-	2,004	3,332	(100.00)
Cost of sales	-	(1,834)	(3,055)	(100.00)
Admin. & selling expenses	(434)	(364)	(629)	19.23
Operating income	(434)	(194)	(352)	123.71
Non-operating result	14,359	14,814	23,398	(3.07)
Net income for period	13,983	14,637	23,048	(4.47)
Financial expenses	(2)	(6)	(7)	(66.67)
EBITDA	13,929	14,626	23,056	(4.77)

(EBITDA = income before tax, depreciation, amortization & interest)

Sales:

As of June 30, 2007, Inversiones Aguas Metropolitanas S.A. had no sales due to the termination of the technology services contract, which meant a decrease of Ch$2,004 million compared to the corresponding period of 2006.

Cost of Sales:

The cost of sales of Inversiones Aguas Metropolitanas S.A. at June 30, 2007 were Ch$ 434 million, Ch$ 1,764 million less than in 2006. This is explained by:

The cost of sales reduced by Ch$ 1,834 million due to the end of the technical services contract.

Administrative and selling expenses increased by Ch$ 70 million (19.23%) to Ch$ 434 million, compared to Ch$ 364 million in 2006, basically explained by higher general and personnel expenses, partially compensated by third parties services.

Net operating result

Because of the factors mentioned above, the net operating result of Inversiones Aguas Metropolitanas was negative in the June 2007 period, amounting to Ch$ (434) million, representing a reduction of Ch$ 240 million compared to 2006.

Non-operating result

The non-operating result of Inversiones Aguas Metropolitanas was Ch$ 14,359 million, Ch$ 455 million less than in the 2006 period.

The principal changes are the decrease in other non-operating income of Ch$ 1,582 million associated with the sale of the 1.1% shareholding in Aguas Andinas S.A. in 2006, partially offset by higher income from investments in related companies of Ch$ 1,212 million, an increase of 5.06%.

Income tax

The provision for income tax in 2007 period was Ch$ 40 million below the year before as there was a benefit from tax losses, mainly related to greater expenses in the period.

Net income for the period

Because of the factors mentioned above, the net income of Inversiones Aguas Metropolitanas S.A. for the period ended June 30, 2007 amounted to Ch$ 13,983 million, Ch$ 654 million less than in the 2006 period .

STATEMENT OF DIRECT CASH FLOWS

Statement of cash flows	June 2007 Ch$ millions	June 2006 Ch$ millions	December 2006 Ch$ millions	Change %
Operating activities	27,864	27,547	40,354	1.15
Financing activities	(8,376)	(40,261)	(53,551)	(79.20)
Investment activities	-	12,635	12,629	(100.00)
Net cash flow for period	19,488	(79)	(568)	(24,768.35)
Effect of inflation in period	(133)	(172)	(180)	(22.67)
Variation in cash	19,355	(250)	(748)	(7,842.00)
Initial balance of cash	751	1,499	1,499	49.90
Final balance of cash	20,107	1,249	751	1.511,06

As of June 30, 2007, there was an increase in operating cash flow of Ch$ 316 million compared to the previous period, the main changes being the reduction in other expenses paid of Ch$ 468 million, an increase in dividends and other distributions received of Ch$ 345 million and a reduction in payments to personnel and suppliers of Ch$ 127 million and income tax paid of Ch$ 121 million. This was partly compensated by a reduction in collections of trade accounts receivables of Ch$ 699 million.

The financing cash flow increased by Ch$ 31,885 million over the 2006 period due to a reduction in capital distributions of Ch$ 34,550 million partly offset by a higher payment of dividends of Ch$ 2,665 million. The difference in capital distributions is due to the payment being made in June in 2006 whereas it will be in July this year. The amount of this reduction was also Ch$ 13,647 million lower.

The investment cash flow decreased by Ch$ 12,635 million compared to the 2006 period due to reduced sales of permanent investments.

Difference between the book and economic values of the principal assets

The fixed assets are shown valued in accordance with generally accepted accounting principles and regulations and the instructions of the Superintendency of Securities and Insurance. It is therefore believed that there should not be significant differences between the economic or market value and the book value of the assets, except for investments in shares quoted on stock exchanges which are valued at their proportional equity value which, in some cases, differs significantly from their market value.

File No. 82-35046



Santiago, August 03, 2007

Mr Guillermo Larraín Ríos
Superintendent of Securities and Insurance
Santiago

Dear Sir,

In accordance with Superintendency Circular 1246, the required information is as follows:

(1) INVERSIONES AGUAS METROPOLITANAS S.A.
(2) TAX NO. 77.274.820-5
(3) FINANCIAL PERIOD: 30/06/2007.

TAX NOS. OF MEMBERS OF THE SAME BUSINESS GROUP *4)*	***NAME OF LEGAL ENTITIES OF THE SAME BUSINESS GROUP*** *(5)*	***REASONS FOR COMPRISING THE SAME BUSINESS GROUP*** *(6)*	***CAUSES OF CONTROL*** *(7)*
77.274.820-5	Inversiones Aguas Metropolitanas S.A.	(F) Inversiones Aguas del Gran Santiago S.A.	A y B
77.329.730-4	Inversiones Aguas del Gran Santiago Ltda.	(A)	

Yours sincerely,

MARTA COLET GONZALO
Inversiones Aguas Metropolitanas S.A.

File No. 82-35046



S.V.S. REGISTER OF DIRECTORS

Date

8/30/2007

NAME

INVERSIONES AGUAS METROPOLITANAS S.A.

TAX NO.

77.274.820-5

Directors

Tax No.	Surnames/ given names	Cod. Cargo	Start			Termination			Cause of Termination
			Day	Month	Year	Day	Mth	Year	
9.212.049-K	Toro Rivera, Juan	DS	27	04	2006	29	08	2007	Resignation

MARTA COLET GONZALO
Chief Excecutive Officer

END